8/02

05011537

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wienerberger AG

*CURRENT ADDRESS A-1100 Wien
Wienerberg City
Wienerbergstrasse 11

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 30 2005
THOMSON FINANCIAL

FILE NO. 82- 4316 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☒ SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: mue

DAT : 9/29/05

The Managing Board of Wienerberger AG invites you to attend the

136th Annual General Meeting

on Thursday, May 12, 2005 at 11 am

in the Strauss 1 + 2 Rooms of the Congress Center at
Messe Wien, Entrance Congress Center
Messeplatz 1, 1021 Vienna

Agenda

1. Presentation of the approved Annual Financial Statements for the 2004 Business Year and Review of Operations for the Company, which was combined with the Review of Operations for the Group, as well as the Consolidated Financial Statements for the 2004 Business Year and Report of the Supervisory Board on the 2004 Business Year; Report on the Management Stock Option Plan for 2002 to 2006

2. Resolution on the distribution of profits shown in the Annual Financial Statements for 2004

3. Resolution on the release of the Managing Board and Supervisory Board from liability for the 2004 Business Year

4. Election of the auditor of the Annual Financial Statements for the 2005 Business Year

5. Election to the Supervisory Board

6. Resolution authorizing the Managing Board to repurchase the maximum number of the Company's shares permitted by § 65 Par. 1 Nr. 8 of the Austrian Stock Corporation Act (= max. 10% of outstanding shares) during a period of 18 months beginning on the day this resolution is passed and authorization to either withdraw or sell these repurchased shares or use them in a stock option plan for key managers without further approval by the Annual General Meeting and authorization of the Managing Board to sell treasury shares in another manner than over the stock exchange or through a public offering. This authorization replaces the authorization granted by the Annual General Meeting on May 11, 2004 for repurchase of the Company's shares.

Shareholders are entitled to attend the Annual General Meeting if they deposit their shares no later than May 5, 2004 with Bank Austria Creditanstalt AG, 1010 Vienna, Am Hof 2 or 1030 Vienna, Vordere Zollamtsstrasse 13, or 1010 Vienna, Schottengasse 6-8, or with the main branches of other Austrian banks or with an Austrian notary public during business hours and leave these shares in deposit until conclusion of the Annual General Meeting. It should be noted that this deposit may be retracted at any time, and the previously deposited shares may be released for trading. The depository offices will provide the Company with confirmation of all deposits no later than May 9, 2005 (in advance via telefax nr: +43.1.60192-466).

Voting rights may also be exercised by authorized persons. Relevant information can be obtained from the Company's website under www.wienerberger.com or by calling +43 1 60192-463 (Investor Relations) or by e-mail at communications@wienerberger.com.

The Annual Financial Statements and the Review of Operations for the Company, which was combined with the Review of Operations for the Group, as well as the Consolidated Financial Statements and the report of the Supervisory Board will be available for review at the latest on April 19, 2005 at the headquarters of the Company as well as on the Company's website under www.wienerberger.com.

In accordance with § 83 Par. 3 of the Austrian Stock Exchange Act, it is hereby announced that the public may obtain copies of the Annual Report 2004 free of charge at the headquarters of the Company as well as from Bank Austria Creditanstalt AG, Vienna, and other Austrian banks. The Annual Report is also available in the Internet under annualreport.wienerberger.com.

Travel Directions


Reed Exhibitions
Messe Wien
Congress Center
Handelskai
Elderschplatz
Einfahrt Parkhaus Congress
Vehicle entrance Car park Congress
Vorgartenstraße
Ausstellungsstraße
Eingang
Entrance CC
Messe-
turm
(700 PKW/cars)
Congress Center
Mall
Kids Corner
Foyer A
Foyer D
Max-Koppe-
Gasse
Messeplatz
Halle / Hall A
Halle / Hall B
Halle / Hall C
Halle / Hall D
Trabrennstraße
Perspektivstraße
Parkplatz für Besucher, Aussteller und Presse
Parking for visitors, exhibitors and press.

**WIENERBERGER
AKTIENGESELLSCHAFT
Vienna**

INVITATION

to the

135th Annual General Meeting

of the shareholders of our Company

**on Tuesday, May 11, 2004, at 11 am
in the "Grosse Festsaal" of the Palais Ferstel,
1010 Vienna, Freyung 2 / Strauchgasse 4, First Floor.**

Agenda:

1. Presentation of the approved Annual Financial Statements for the 2003 Business Year and Review of Operations for the Company, which was combined with the Review of Operations for the Group, as well as the Consolidated Financial Statements for the 2003 Business Year and Report of the Supervisory Board on the 2003 Business Year
2. Resolution on the distribution of profits shown in the Annual Financial Statements for 2003
3. Resolution on the release of the Managing Board and Supervisory Board from liability for the 2003 Business Year
4. Election of the auditor of the Annual Financial Statements for the 2004 Business Year
5. Election to the Supervisory Board
6. Resolution on the exclusion of the block discount pursuant to § 26 Par. 1 of the Austrian Company Takeover Act and amendment of the Articles of Association to include a new clause in the form of Article VII § 28:

   "Equal treatment of all shareholders in determining a mandatory offer. The discount permitted by § 26 Par. 1 of the Austrian Company Takeover Act in determining a price for a mandatory offer shall hereby be excluded (§ 27 Par.1 Nr. 2 of the Austrian Company Takeover Act)."
7. Resolution authorizing the Managing Board to repurchase the maximum number of the Company's shares permitted by § 65 Par. 1 Nr. 8 of the Austrian Stock Corporation Act during a period of 18 months beginning on the day this resolution is passed and authorization to either withdraw or sell these repurchased shares or use them in a stock option plan for key managers without further approval by the Annual General Meeting, and authorization of the Managing Board to sell treasury shares in another manner than over the stock exchange or through a public offering. This authorization replaces the authorization granted by the

Annual General Meeting on May 15, 2003 for repurchase of the Company's shares.

8. Resolution authorizing the Managing Board, with the approval of the Supervisory Board, to approve a conditional capital increase – in several steps if necessary – up to a maximum of € 1,000,000.- through the issue of up to 1,000,000 new bearer shares in exchange for cash payment (authorized conditional capital) for the purpose of granting stock options to the members of the Managing Board of the Company, members of the managing boards of subsidiaries and other key managers of the Company and its subsidiaries within five years beginning on the date this amendment to the Articles of Association is recorded in the Company Register. Furthermore, the Management Board shall be authorized to determine the issue price and conditions with the approval of the Supervisory Board.

   Resolution on the amendment of Art. II § 4 of the Articles of Association (share capital and shares) to include authorized conditional capital. The following paragraph will be inserted after § 4 Par. 2:

   > "(3) The Managing Board shall be authorized, with the approval of the Supervisory Board, to approve a conditional capital increase – in multiple segments if necessary – up to a maximum of € 1,000,000.- through the issue of up to 1,000,000 new bearer shares in exchange for cash payment (authorized conditional capital) for the purpose of granting stock options to the members of the Managing Board of the Company, members of the managing boards of subsidiaries and other key managers of the Company and its subsidiaries within five years beginning on the date this amendment to the Articles of Association is recorded in the Company Register. Furthermore the Managing Board shall be authorized, with the approval of the Supervisory Board, to determine the issue price and conditions."

   The Supervisory Board shall be authorized to approve amendments to the Articles of Association, which result from the issue of shares from this authorized conditional capital.

9. Resolution authorizing the Managing Board, with the approval of the Supervisory Board, to increase the share capital of the Company – in several steps if necessary – in exchange for cash payment or contribution in kind within five years beginning on the date this amendment to the Articles of Association is recorded in the Company Register by up to € 31,639,486.- through the issue of up to 31,639,486 of new bearer or registered shares. Furthermore the Management Board shall be authorized, with the approval of the Supervisory Board, to determine the type of shares, issue price and conditions as well as the partial or complete exclusion of subscription rights.

   Resolution on the amendment of Art II § 4 of the Articles of Association (share capital and shares) to include authorized conditional capital. The following paragraph will be inserted after § 4 Par. 3 (new):

   > "(4) The Managing Board shall be authorized, with the approval of the Supervisory Board, to increase the share capital of the Company – in several steps if necessary – in exchange for cash payment or contribution in kind within five years beginning on the date this amendment to the Articles of Association is recorded in the Company Register by up to € 31,639,486.- through the issue of up to 31,639,486 of new bearer or registered shares. Furthermore the Management Board shall be authorized, with the approval of the Supervisory Board, to determine the type of shares, issue price and conditions as well as the partial or complete exclusion of subscription rights."

The Supervisory Board shall be authorized to approve amendments to the Articles of Association, which result from the issue of shares from this authorized conditional capital.

Shareholders are entitled to attend the Annual General Meeting if they deposit their shares no later than May 5, 2004 with Bank Austria Creditanstalt AG, 1010 Vienna, Am Hof 2 or 1030 Vienna, Vordere Zollamtsstrasse 13, or 1010 Vienna, Schottengasse 6-8, or with the main branches of other Austrian banks or with an Austrian notary public during business hours and leave these shares in deposit until conclusion of the Annual General Meeting.

The Annual Financial Statements and the Review of Operations for the Company, which was combined with the Review of Operations for the Group, as well as the Consolidated Financial Statements, report of the Supervisory Board and report of the Managing Board on the reasons for a possible exclusion of subscription rights in conjunction with Point 9 of the agenda will be available for review at the latest on April 20, 2004 at the headquarters of the Company as well as on the Company's website under www.wienerberger.com.

In accordance with § 83 Par. 3 of the Austrian Stock Exchange Act, it is hereby announced that the public may obtain copies of the Annual Report 2003 free of charge at the headquarters of the Company as well as from Bank Austria Creditanstalt AG, Vienna and other Austrian banks. The Annual Report is also available in the Internet under geschaeftsbericht.wienerberger.com.

Vienna, April 2004 **The Managing Board**

WIENERBERGER AKTIENGESELLSCHAFT
Vienna

INVITATION

to the

134-th Annual General Meeting

of the shareholders of our Company

on Thursday, May 15, 2003, at 11 am
in the "Grosse Festsaal" of the Palais Ferstel,
1010 Vienna, Freyung 2 / Strauchgasse 4, First Floor.

Agenda:

1. Presentation of the approved Annual Financial Statements for the 2002 Business Year and Review of Operations for the Company, which was combined with the Review of Operations for the Group, as well as the Consolidated Financial Statements for the 2002 Business Year and Report of the Supervisory Board on the 2002 Business Year
2. Resolution on the distribution of profits shown in the Annual Financial Statements for 2002
3. Resolution on the release of the Managing Board and Supervisory Board from liability for the 2002 Business Year
4. Resolution on the remuneration of the Supervisory Board
5. Resolution on amendment of the Articles of Association
   - Article III § 7 to include the following new paragraph (2)
     "Only those persons may be appointed to the Managing Board who have not reached their 65th birthday on the date of appointment or reappointment."
   - Article IV § 10 to include the following new paragraph (2)
     "The Supervisory Board may not include more than two persons who previously served as members of the Managing Board or key employees of the Company as defined by § 80 (1) of the Austrian Stock Corporation Act."
   - Article IV § 10 to include the following new paragraph (4)
     "Only those persons may be elected to the Supervisory Board who have not reached their 70th birthday on the date of election or reelection."
   - Article V § 17 to include the following new paragraph (4)
     "The minimum period between the date of the last announcement of the Annual General Meeting and the date of such meeting shall equal three weeks."

6. Election of the auditor of the Annual Financial Statements for the 2003 Business Year
7. Resolution on the granting of stock options to the members of the Managing Board for an indefinite number of years beginning in 2004 within the context of a stock option plan for key managers
8. Resolution authorizing the Managing Board to repurchase the Company's shares in accordance with § 65 Par. 1 Nr. 8 of the Austrian Stock Corporation Act and authorization to either withdraw or sell these repurchased shares or use them in a stock option plan for key managers, and authorization of the Managing Board to sell treasury shares in another manner than over the stock exchange or through a public offering in accordance with § 65 Par. 1b of the Austrian Stock Corporation Act

Shareholders are entitled to attend the Annual General Meeting if they deposit their shares no later than May 9, 2003 with Bank Austria Creditanstalt AG, 1010 Vienna, Am Hof 2 or 1030 Vienna, Vordere Zollamtsstrasse 13, or 1010 Vienna, Schottengasse 6-8, or with the main branches of other Austrian banks or with an Austrian notary public during business hours and leave these shares in deposit until conclusion of the Annual General Meeting.

In accordance with § 83 Par. 3 of the Austrian Stock Exchange Act, it is hereby announced that the public may obtain copies of the Annual Report 2002 free of charge at the headquarters of the Company as well as from Bank Austria Creditanstalt AG, Vienna and other Austrian banks. The Annual Report is also available in the Internet under geschaeftsbericht.wienerberger.com.

Vienna, April 2003 **The Managing Board**

mary

RECEIVED

2005 AUG 22 P 3:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ALLEN & OVERY

Allen & Overy LLP
One New Change
London EC4M 9QQ United Kingdom

Tel +44 (0)20 7330 3000
Fax +44 (0)20 7330 9999
Direct +44 (0)20 7330 2922
thomas.werlen@allenovery.com

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

Our ref: 31364-00034 CO:2221533.1

August 15, 2005

12G32BR

Wienerberger AG
Request for Reinstatement of Rule 12g3-2(b) (Exemption File No. 82-4316)

Ladies and Gentlemen:

On behalf of Wienerberger AG, a company organized under the laws of Austria (the **Company**), we are writing to request that the Company be reinstated in the list of foreign private issuers that claim exemption from the reporting requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the **Exchange Act**), pursuant to Rule 12g3-2(b) thereunder. The Company has provided us with, and has authorized us to make on its behalf, the factual representations contained in this letter.

Background

The Company duly submitted information required by Rule 12g3-2(b) under cover of a letter dated March 22, 1996. A stamped receipt copy of that letter (without attachments) is attached as Annex A, and shows that the Company was assigned exemption filing number 82-4316.

In connection with a databank update in 2003, the Company failed to include its file number on its subsequent submissions. The Company has recently become aware that it was not included in the most recent list of foreign private issuers claiming the 12g3-2(b) exemption. Further to conversations with the Staff of the Commission and in accordance with the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (Supplement, March 1999), Item 7S (**Exchange Act Rules**), the Company is providing the information below in connection with its reinstatement request.

Required Information

1. We have enclosed all information material to an investment decision that the Company has (1) made public pursuant to the laws of Austria, (2) filed with the Vienna Stock Exchange and which was made public thereby or (3) distributed to its security holders during the Company's last two full fiscal years and the interim period thereafter. A list of such information is attached as Annex B.

2. The Company has advised us that it undertakes to furnish to the Commission on an ongoing basis the information specified in subparagraphs (b)(1)(i) and (b)(3) of Rule 12g3-2 promptly after such information is made public, filed or distributed. The Company has also advised us that if the information that the Company makes or is required to make public, distribute or file shall change

from that currently so required, the Company will furnish the Commission with a revised list reflecting such changes in accordance with subparagraph (b)(1)(iv) of Rule 12g3-2 promptly following the end of the financial year in which such changes have occurred.

3. As of June 30, 2005, the Company had a single class of equity securities consisting of 74,167,796 authorized ordinary bearer shares with zero par value (the **Shares**), of which 72,934,791 were outstanding.

4. As the Shares are in bearer form, the Company does not know its precise number of U.S. resident shareholders. Based on a review of the Company's shareholder structure, however, as of the close of business on June 30, 2005, the Company had 106 shareholders with registered addresses in the United States holding 14,488,598 Shares representing approximately 19.9% of the outstanding Shares as of such date.

5. So far as the Company is aware, the Shares held by residents in the United States have been acquired by such persons either in secondary market trading or in transactions exempt from the registration requirements of the Securities Act of 1933 (the **Securities Act**) pursuant to Rule 144A thereunder. The Company has no reason to believe that any Shares held by residents in the United States were acquired other than in transactions exempt from, or not subject to, the registration requirements of the Securities Act.

6. Neither the Company nor any affiliate of the Company has made a public distribution of securities in the United States. The most recent public distribution of securities by the Company outside the United States was on July 2, 2004.

Other Matters

The Company has advised us that none of the disqualifications set forth in Rule 12g3-2(d) under the Exchange Act apply to the Company.

The information and documents enclosed herewith are being furnished under subparagraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

We appreciate your assistance in connection with this matter. Please do not hesitate to contact me at +44 20 7330 2922 if you have any questions in this connection.

Please acknowledge receipt of this letter and the enclosed documents by stamping the accompanying copy of this letter and returning it in the enclosed, postage paid envelope.

Yours sincerely

Thomas Werlen
Partner

Copy Thomas Melzer, Wienerberger AG

Encls.

ANNEX A

[Stamped Receipt Copy Of Original 12g3-2(b) Submission]

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wienerberger Baustoffindustrie AG

*CURRENT ADDRESS 1102 Vienna, Austria
Business Park Vienna
Wienerbergstrasse 7
Austria

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4316 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☑	*AR/S*	*(ANNUAL REPORT)*	☐
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: AT

DATE : 4/9/96

4316

SHEARMAN & STERLING

FAX: 212-848-7179
212-848-7181
TELEX: 667290 WUI

599 LEXINGTON AVENUE
NEW YORK, N.Y. 10022-6069
212 848-4000

ABU DHABI
BEIJING
BUDAPEST
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
LOS ANGELES
NEW YORK
PARIS
SAN FRANCISCO
TAIPEI
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:

March 22, 1996

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549

Attention: Special Counsel/Office of International Corporate Finance

Wienerberger Baustoffindustrie Aktiengesellschaft

Dear Sirs:

Enclosed is a letter from Wienerberger Baustoffindustrie Aktiengesellschaft ("Wienerberger") requesting an exemption from the Securities Exchange Act of 1934 under Rule 12g3-2(b).

Kindly confirm your receipt of this application by returning to us a stamped copy of this letter in the enclosed return envelope. We will be contacting you by telephone during the week of April 8, 1996 to discuss the enclosed. In the meantime, if you have any questions, please call the undersigned in our Frankfurt office (011-49-69-97107230) or Michael Gruson in our New York Office (212-848-8060).

Sincerely yours,

Stephan Hutter

Enclosure

cc: Messrs. Schaschl
Jessner
Bachmaier
Gruson

WIENERBERGER

96 MAR 21 PM 1:12

A-1102 Wien, Wienerbergstraße 7
Business Park Vienna
Telefon: (0222) 60 192/0*
Telefax: (0222) 60 192/473

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

March 13th, 1996

Dear Sirs,

This letter is being furnished to the Securities and Exchange Commission (the "SEC") in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder. The exemption is being sought by us so that sponsored American Depositary Receipts ("ADRs") representing outstanding common shares of Wienerberger Baustoffindustrie AG with a par value of ATS 100 (in words one-hundred Austrian Schillings) may be registered under the Securities Act of 1933 on Form-6.

Set forth in the attached Annex I is a list of the material information that Wienerberger Baustoffindustrie AG:

(1) makes or is required to make public pursuant to the laws of the Republic of Austria;

(2) files or is required to file with the Vienna stock exchange on which its securities are listed; and

(3) distributes or is required to distribute to the holders of its securities.

Also set forth below in connection with each item is the following:

- the date on which the particular item is required to be made public, distributed to security holders or filed with the Vienna stock exchange; and
- the law requiring that such item be made public, distributed, or filed.

We are enclosing, in Annex II, English translations, versions or summaries of such documents and communications listed in Annex I, that have been made public, distributed or filed since the commencement of Wienerberger Baustoffindustrie AG's most recently ended fiscal year, to the extent that such translations, versions or summaries already existed or have been prepared.

We agree that we will furnish to the SEC on an ongoing basis the information in Annex I in this same manner. If the information that Wienerberger Baustoffindustrie AG makes or is required to make public, distribute or file changes from that listed in Annex I, we will furnish the SEC with a revised list reflecting such changes.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

In connection with this application for exemption we are furnishing the following information:

1. As of December 31, 1995 Wienerberger Baustoffindustrie AG had a subscribed capital of ATS 694,553,100 (in words: six hundred ninety-four million fivehundred fifty-three thousand one hundred Austrian Schillings). The aggregate subscribed capital of Wienerberger Baustoffindustrie AG is represented as follows:

   283,124 common shares, ATS 1,000 par value, and
   4,114,291 common shares, ATS 100 par value.

   As these shares are in bearer form, the number of US resident shareholders and the circumstances under which shares held by US residents may have been acquired are generally unknown. However, please find in **<u>Exhibit A</u>** attached hereto a list of U.S. shareholders of Wienerberger Baustoffindustrie AG.

2. A description of most recent public offering of securities is enclosed **<u>Exhibit B</u>**.

3. The annual accounts (*Jahresabschluß*) and the directors' report (*Lagebericht*) of Wienerberger Baustoffindustrie AG must include the financial statements of such company for the preceding full fiscal year together with an audit confirmation by the company's auditors. The requirements regarding publication of the annual accounts and the directors' report, filing with the commercial register (*Firmenbuch*) and auditing of the financial statement appearing therein are set forth in the Austrian Commercial Code (*Handelsgesetzbuch*), the Austrian Stock Corporation Act (*Aktiengesetz*), the Austrian Stock Exchange Act (*Börsegesetz*) and the Austrian Capital Markets Act (*Kapitalmarktgesetz*).

4. An Austrian company is required to publish a prospectus at the latest upon publication of the commencement of the listing of securities on the Vienna stock exchange. Prior to publication, the prospectus must be approved by the executive committee (*Exekutivausschuß*) of such stock exchange. The publication requirements for prospectuses are set forth in the Austrian Stock Exchange Act (*Börsegesetz*).

The American Depositary Receipts with respect to which this exemption is being sought will be offered by The Bank of New York.

For further information, please contact Kenneth A. Lopian, Senior Vice President, The Bank of New York, ADR Department, 101 Barclay Street, New York, N.Y. 10286, Tel: (212) 815-2084.

Very truly yours,

WIENERBERGER BAUSTOFFINDUSTRIE
AKTIENGESELLSCHAFT

Erhard Schaschl
(Chief Executive Officer)

Adolf Jessner
(Head of Controlling
and Finance)

Annex I

LIST OF MATERIAL INFORMATION MADE PUBLIC, DISTRIBUTED OR FILED BY WIENERBERGER BAUSTOFFINDUSTRIE AKTIENGESELLSCHAFT

I. ANNUAL REPORT

1.1 Event/Matter: Report on each Fiscal Year

Publication Date: No later than on the 18th day prior to the Annual General Meeting (AGM), which must occur within eight months after the end of each fiscal year

Item required by: Articles of Association ("Satzung"), Stock Corporation Act ("Aktiengesetz")

II. INFORMATION REQUIRED TO BE PUBLISHED IN THE AUSTRIAN FEDERAL GAZETTE ("AMTSBLATT DER WIENER ZEITUNG") OR IN NEWSPAPERS ACCEPTED FOR MANDATORY PUBLICATIONS BY THE VIENNA STOCK EXCHANGE OR FILED WITH THE COMMERCIAL REGISTER (FIRMENBUCH) OR THE EXECUTIVE COMMITTEE (EXEKUTIVAUSSCHUSS) OF THE VIENNA STOCK EXCHANGE

2.1 Event/Matter: Invitation to the AGM

Publication Date: No later than on the 18th day prior to the AGM

Item required by: Stock Corporation Act, Articles of Association

2.2 Event/Matter: Agenda of the AGM

Publication Date: No later than on the 11th day prior to the AGM if the item on the agenda can be resolved by simple majority of the votes cast, and no later than on the 18th day prior to the AGM if the item on the agenda requires a qualified majority

	Item required by:	Stock Corporation Act
2.3	Event/Matter:	Annual Accounts
	Publication Date:	A. Without delay after the filing with the Commercial Register, which filing must occur within 13 months from the balance sheet date at the latest. B. Without delay after the approval (Feststellung) by the Supervisory Board (which must occur at the latest within seven months from the balance sheet date) or by the AGM (which must occur at the latest within eight months from the balance sheet date).
	Item required by:	Commercial Code (Handelsgesetzbuch), Stock Corporation Act, Stock Exchange Act
2.4	Event/Matter:	Declaration of Appropriation of Profit
	Publication Date:	Without delay
	Item required by:	Stock Exchange Act
2.5	Event Matter:	Interim Report for period ending June 30 of each fiscal year or Notice as to where it is being published and made available to the public
	Publication Date:	Within four months after the end of the respective reporting period
	Item required by:	Stock Exchange Act
2.6	Event/Matter:	Changes in the Composition of the Supervisory Board
	Publication Date:	Without delay (registration with the Commercial Register)
	Item required by:	Stock Corporation Act

2.7	Event/Matter:	Issuance of new Shares and Exercise of Conversion or Subscription Rights
	Publication Date:	Without delay
	Item required by:	Stock Exchange Act
2.8	Event/Matter:	Changes of rights of listed securities
	Publication Date:	Without delay
	Item required by:	Stock Exchange Act
2.9	Event/Matter:	Changes in shareholding to the extent the shareholding exceeds, reaches or falls below 5%, 10%, 25%, 50% or 90% of the company's share capital
	Publication Date:	Acquiring or selling shareholder must notify the target company within seven days, the target company must notify the public within nine days from receipt of notice
	Items required by:	Stock Exchange Act
2.10	Event/Matter:	Any material facts concerning the assets, profitability or the general course of business of the company which could have a significant impact on the price of the securities
	Publication Date:	Without delay
	Item required by:	Stock Exchange Act

III. OTHER INFORMATION PUBLISHED, DISTRIBUTED OR MADE AVAILABLE TO SHAREHOLDERS

3.1 Event/Matter: Press Releases

Publication Date: Upon release

Item required by: Not required, company practice

ANNEX II

MATERIAL INFORMATION MADE PUBLIC, DISTRIBUTED OR FILED BY WIENERBERGER BAUSTOFFINDUSTRIE AG SINCE JANUARY 1, 1995

1995

1996

ANNEX B

LIST OF MATERIAL INFORMATION MADE PUBLIC, DISTRIBUTED OR FILED BY WIENERBERGER AG

1. ANNUAL REPORT

1.1 Event/matter: Report on each fiscal year

Publication date: Without delay

Item required by: Stock Exchange Act (*Börsegesetz*)

2. INFORMATION REQUIRED TO BE PUBLISHED BY WIENERBERGER AG IN THE AUSTRIAN FEDERAL GAZETTE (*AMTSBLATT ZUR WIENER ZEITUNG*) AND, IN ADDITION, TO BE FILED WITH THE COMMERCIAL REGISTER (*FIRMENBUCH*) OR THE EXECUTIVE COMMITTEE (*EXEKUTIVAUSSCHUSS*) OF THE VIENNA STOCK EXCHANGE

2.1 Event/matter: Invitation to and agenda of the Annual General Meeting

Publication date: No later than on the 18th day prior to the Annual General Meeting

Item required by: Stock Corporation Act (*Aktiengesetz*), articles of association (*Satzung*)

2.2 Event/matter: Annual accounts

Publication date:

Without delay after the filing with the Commercial Register, which filing must occur within nine months from the balance sheet date at the latest

Without delay after the approval (*Feststellung*) by the Supervisory Board (which must occur at the latest within seven months from the balance sheet date) or by the Annual General Meeting (which must occur at the latest within eight months from the balance sheet date)

Item required by: Commercial Code (*Handelsgesetzbuch*), Stock Corporation Act, Stock Exchange Act

2.3 Event/matter: Distribution of dividends

Publication date: Without delay

Item required by: Stock Exchange Act

2.4 Event/matter: Interim reports for each of the first, second and third quarters of each fiscal year

Publication date: Within three months after the end of the respective reporting period

Item required by: Stock Exchange Act

2.5	Event/matter:	Issuance of new shares and exercise of conversion or subscription rights
	Publication date:	Without delay
	Item required by:	Stock Exchange Act
2.6	Event/matter:	Changes of rights connected with the shares
	Publication Date:	Without delay
	Item required by:	Stock Exchange Act
2.7	Event/matter:	Changes in shareholding to the extent the shareholding exceeds, reaches or falls below 5%, 10%, 25%, 50%, 75% or 90% of the company's share capital
	Publication Date:	Acquiring or selling shareholder must notify the target company within seven days, the target company must notify the public within nine days from receipt of notice
	Item required by:	Stock Exchange Act
2.8	Event/matter:	Any material facts concerning the assets, profitability or the general course of business of the company which could have a significant impact on the price of the securities
	Publication Date:	Without delay
	Item required by:	Stock Exchange Act

3. OTHER INFORMATION PUBLISHED, DISTRIBUTED OR MADE AVAILABLE TO SHAREHOLDERS

3.1	Event/matter:	Press releases
	Publication Date:	Upon release
	Item required by:	Not required, company practice

ANNEX C

In accordance with subparagraphs (b)(1)(i) and (b)(3) of Rule 12g3-2, below is a list of the information material to an investment decision that the Company, during its last two full fiscal years and the interim period thereafter (i.e., since April 1, 2003), (a) has made public pursuant to the laws of Austria, (b) has filed with the Vienna Stock Exchange and which was made public thereby or (c) has distributed to the Company's security holders:

Tab	Document
1	Annual Report 2004
2	Annual Report 2003
3	Invitation to and agenda of the Annual General Meeting on May 12, 2005
4	Invitation to and agenda of the Annual General Meeting on May 11, 2004
5	Invitation to and agenda of the Annual General Meeting on May 15, 2003
6	Interim report on the first quarter of 2005
7	Interim report on the third quarter of 2004
8	Interim report on the first six months of 2004
9	Interim report on the first quarter of 2004
10	Interim report on the third quarter of 2003
11	Interim report on the first six months of 2003
12	Interim report on the first quarter of 2003
13	Press release regarding conclusion of share buyback dated May 9, 2005
14	Press release regarding announcement of share buyback dated March 21, 2005
15	Press release regarding acquisition of brick producer in Great Britain dated September 27, 2004
16	Press release regarding exercise of Greenshoe dated June 15, 2004
17	Press release regarding successful placement of capital increase dated June 3, 2004
18	Press release regarding announcement of full takeover of Koramic Roofing dated May 18, 2004
19	Press release regarding withdrawal of BA-CA and Koramic dated February 18, 2004
20	Press release regarding BA-Ca launch of exchangeable bond dated December 11, 2003
21	Press release regarding acquisition of 50% of Koramic's roof tile business dated January 10, 2003

File No. 82-4316

Wienerberger

The year 2005 began on a quiet note as expected.



Earnings Data		1-3/2004	1-3/2005	Chg. in %	Year-end 2004
Revenues	*in € mill.*	312.3	333.8	+7	1,758.8
EBITDA	*in € mill.*	51.9	54.3	+5	405.4
EBIT	*in € mill.*	21.6	16.1	-25	257.5
Profit before tax	*in € mill.*	13.8	10.3	-25	231.4
Profit after tax	*in € mill.*	11.0	9.3	-15	181.8
Earnings per share	*in €*	0.17	0.13	-24	2.54
Free cash flow [1]	*in € mill.*	-57.4	-112.2	-95	300.7
Maintenance capex	*in € mill.*	16.8	19.1	+14	90.4
Growth investments	*in € mill.*	38.2	32.9	-14	542.2

Balance Sheet Data		31.12.2004	31.3.2005	Chg. in %
Equity [2]	*in € mill.*	1,367.2	1,382.7	+1
Net debt	*in € mill.*	762.4	917.0	+20
Capital employed	*in € mill.*	2,031.5	2,188.0	+8
Balance sheet total	*in € mill.*	2,865.9	3,029.2	+6
Gearing	*in %*	55.8	66.3	-
Employees		12,154	13,032	+7

Stock Exchange Data		1-12/2004	1-3/2005	Chg. in %
Share price high	*in €*	36.35	39.10	+8
Share price low	*in €*	21.10	34.00	+61
Share price at end of period	*in €*	35.15	35.11	0
Shares outstanding (weighted) [3]	*in 1,000*	69,598	73,533	+6
Market capitalization (end of period)	*in € mill.*	2,607.0	2,604.0	0

Segments 1-3/2005 *in € mill. and %*	Central-East Europe		Central-West Europe		North-West Europe		USA		Investments and Other [4]	
Revenues	63.8	*(-14)*	54.0	*(-15)*	150.9	*(+26)*	68.3	*(+19)*	-3.2	*(-19)*
EBITDA	14.1	*(-21)*	2.5	*(-66)*	29.3	*(+66)*	11.8	*(+15)*	-3.4	*(>100)*
EBIT	1.2	*(-87)*	-5.0	*(>100)*	15.6	*(+95)*	8.5	*(+20)*	-4.2	*(>100)*
Capex and acquisitions	25.4	*(>100)*	6.0	*(-79)*	13.5	*(+78)*	6.9	*(-7)*	0.2	*(0)*
Capital employed	537.1	*(+31)*	379.6	*(+5)*	928.5	*(+62)*	298.9	*(-1)*	43.9	*(+30)*
Employees	4,779	*(+14)*	1,732	*(+1)*	4,233	*(+41)*	2,144	*(+11)*	144	*(-3)*

1) Cash flow from operating activities minus cash flow from investing activities plus growth investments
2) Equity including minority interest
3) Adjusted for treasury stock
4) Including Group eliminations and holding company costs; negative revenues are due to the offset of inter-company sales in this segment

Note: in the table of segment data, changes in % to the prior year are shown in brackets.

Chief Executive's Review

Dear Shareholders,



Wolfgang Reithofer,
CEO of Wienerberger AG

Wienerberger continued its growth course in spite of a severe winter and a general weakening of the economic environment. Group revenues rose by 7% during the first three months to € 333.8 million and EBITDA increased 5% to € 54.3 million. Although first quarter results have little predictive value in the construction industry for seasonal reasons, this development confirmed our strategy and the effectiveness of our geographic portfolio. Central-East Europe experienced a boom in new residential construction during the first months of the past year, which limits comparability with 2005. Moreover, the winter brought construction activity in large parts of Europe to a virtual standstill well into March. The Easter holidays also fell during this month, which further reduced the number of available working days. A comparison with the first quarter of 2003 underscores the fact that results for 2004 were unusually good.

Independent of the weather, recent data indicates that the global economy has started to slow somewhat. In Hungary, significant weakness followed a reduction in federal subsidies for residential construction. The declines in Poland were triggered largely by advance purchases in 2004 prior to the expansion of the EU, which should allow for an improvement during the second half of this year. In the Czech Republic and Romania, new residential construction remains strong. The demand in Belgium is very positive and market trends are also satisfactory in Holland, France, Italy and Switzerland. In contrast, the first quarter was very weak in Germany: the construction season in this country only began after Easter, which led to a substantial decline in revenues and earnings. In the USA, the demand for facing bricks remained strong throughout the first three months and the outlook for 2005 is characterized by continued optimism. Forecasts for the entire year parallel the first quarter, and call for notable declines only in Germany and Hungary. I expect positive or at least stable development on the majority of our markets for this business year.

Growth investments of at least € 250 million foreseen for the current business year

At this time, we foresee growth investments of at least € 250 million in 2005. Approximately 70% of these bolt-on projects will represent new plant construction or the expansion of existing capacity, and the remaining 30% will be spent for takeovers. Larger acquisitions are also possible, if suitable opportunities arise. These projects will be ranked by profitability and availability, with current plans calling for one-half in Eastern Europe, one-third in Western Europe and the remainder in the USA. In the growth markets of Eastern Europe and the USA, we will work to expand our positions and grow with the market. We have started to export our products to Bulgaria and, similar to the Ukraine, are preparing for our market entry with production facilities. Construction is progressing on our new plant in Russia, with the start of operations scheduled for the second quarter of 2006. In Western Europe, Wienerberger will make further acquisitions to play an active role in the consolidation of the market and also expand its positions.

Goal for 2005 still valid: earnings increase of at least 10%

Wienerberger relies on a balanced geographic portfolio, motivated employees, continuous cost optimization and a profitable growth strategy. In spite of weakness on some markets, we will continue to grow our earnings. Our sustainable goal – to increase earnings by at least 10% each year – also remains valid and unchanged for 2005.

Yours
Wolfgang Reithofer

Analysis of Results

Revenues and EBITDA

as a % of 100



100
90
80
70
60
50
40
30
20
10
0
Q1 18%
Q2 29%
Q3 29%
Q4 24%
Q1 18%
Q2 30%
Q3 28%
Q4 25%
2003
2004
Revenues
EBITDA

Revenues Q1

in € million



272.5
312.3
333.8
350
300
250
200
150
100
50
0
2003
2004
2005

EBITDA Q1

in € million



39.9
51.9
54.3
60
50
40
30
20
10
0
2003
2004
2005

Earnings

Despite the negative influence of a harsh winter and early Easter holidays, the first quarter of 2005 must be measured against the unusually good first three months of the past year. Even in comparison with this unequal basis, Wienerberger was able to increase both revenues and EBITDA. The first quarter has little predictive value for the entire year in the building materials industry for seasonal reasons because results in this quarter are highly dependent on weather conditions in the individual markets.

Group revenues rose by 7% to € 333.8 million and EBITDA increased 5% to € 54.3 million. The basis for this solid growth was formed by favorable development in the North-West Europe and USA segments. Declines in sales volumes were recorded in Central-East Europe and Central-West Europe, above all in Hungary, Poland and Germany. In North-West Europe, the healthy market environment as well as the first full consolidation of Koramic Roofing and thebrickbusiness had a positive impact on results. The sales volume declines in Hungary, Poland and Germany were largely offset by price and volume increases in Belgium, Holland and France. New residential construction in the USA remained strong.

Following a high level of investment in the previous year and a resulting increase in depreciation, Group EBIT fell 25% to € 16.1 million. Profit before tax also showed a drop of 25% to € 10.3 million. Profit after tax reached € 9.3 million for the reporting period, whereby a reduction in the tax rate from the prior year level limited the decline in profit after tax to 15%. Earnings per share totaled € 0.13 versus € 0.17 for the first quarter of 2004, which is also a result of growth in the weighted average number of shares to 73.5 million after the capital increase (2004: 64.6 mill. shares).

Cash Flow

Gross cash flow of € 44.4 million for the first quarter was 18% above the 2004 level. Cash outflows of € 52.0 million for investments and acquisitions were comprised of € 19.1 million in maintenance, replacement and rationalization investments (maintenance capex) and € 32.9 million of new plant construction and expansion as well as acquisitions (growth investments). The purchase price for the majority stake in von Müller Dachprodukte GmbH & Co. KG (two clay roof tile plants) in Germany was temporarily recorded as an investment in financial assets. The related Group financing is included under cash flow from financing activities.

Asset and Financial Position

Growth investments made during the first three months of the year led to an increase of € 32.9 million in non-current assets. Net debt rose temporarily by € 154.6 million following a seasonal rise in inventories and investments, and will be reduced by cash flow from operating activities throughout the remainder of the year dependent on our investment activity. Group equity including minority interest increased 1% to € 1,382.7 million as the result of Group net profit as well as positive foreign currency adjustments, primarily from the US dollar.

Central-East Europe

Central-East Europe was forced to record a decline in earnings for the first quarter of 2005 because of the long winter and an unusually strong comparable prior year period. Revenues fell by € 10.5 million (-14%) to € 63.8 million and EBITDA dropped € 3.6 million (-21%) to € 14.1 million. In addition to the weather, this development was chiefly due to the above-mentioned advance purchases during the first quarter of the prior year and a slowdown in new residential construction in Hungary following a cutback in federal housing subsidies. In contrast, satisfactory development and a further improvement in earnings were reported in the Czech Republic, Romania and Slovakia. Concrete paver (Semmelrock) and concrete tile (Bramac) activities were able to match prior year results.

Revenues by Segment



USA 20%
Investments and Other 0%
Central-East Europe 19%
Central-West Europe 16%
North-West Europe 45%

Central-West Europe

Central-West Europe reported a decline of € 9.4 million (-15%) in revenues to € 54.0 million as well as a decrease of € 4.8 million (-66%) in EBITDA to € 2.5 million. This development was triggered by Germany, where bad weather and the early Easter holidays brought construction activity to a virtual standstill during the first three months of the year. Significant declines were recorded in sales volumes of bricks, while the roofing segment profited from the full consolidation of Koramic Roofing. Switzerland and, to a greater extent, Italy were able to resist the negative impact of the weather and holidays, and stabilize revenues and earnings at a satisfactory level.

North-West Europe

The North-West Europe segment not only served as the main driver for growth throughout the entire past business year but also during the first quarter of 2005, with higher earnings reported in nearly all countries. Despite a delay in the start of the building season, revenues increased € 30.9 million (+26%) to € 150.9 million and EBITDA rose by € 11.6 million (+66%) to € 29.3 million. This development was supported primarily by the full consolidation of Koramic Roofing and thebrickbusiness. Price increases were also realized on most markets while sales volume remained stable, which had a positive impact above all in Belgium and Holland.

EBITDA by Segment



USA 22%
Investments and Other -6%
Central-East Europe 26%
Central-West Europe 4%
North-West Europe 54%

USA

New residential construction in the USA remained strong throughout the first quarter of 2005. This momentum is also reflected in an improvement in results, with an increase of € 10.9 million (+19%) in revenues to € 68.3 million and growth of € 1.5 million (+15%) in EBITDA to € 11.8 million. Continuing strong demand for bricks, high capacity utilization and a good price level formed the basis for this positive development.

Investments and Other

The Investments and Other segment comprises mainly the holding company and related costs as well as the non-core activities of the Group: real estate and a stove tile plant in Austria. Revenues in this segment reached € 3.5 million compared to € 4.5 million in the prior year, while EBITDA declined from € -1.2 to -3.5 million following an increase in holding company costs.

Interim Financial Statements (IFRS) Wienerberger Group

Income Statement

in TEUR	**1-3/2005**	**1-3/2004**
Revenues	333,788	312,266
Cost of goods sold	-222,929	-204,369
Gross profit	**110,859**	**107,897**
Selling expenses	-74,642	-63,014
Administrative expenses	-26,230	-21,232
Other operating expenses	-3,395	-5,021
Other operating income	9,543	3,006
Amortization of goodwill	0	0
Operating profit	**16,135**	**21,636**
Income from investments in associates	2,556	97
Other financial results	-8,403	-7,951
Financial results	**-5,847**	**-7,854**
Profit before tax	**10,288**	**13,782**
Income taxes	-1,014	-2,759
Profit after tax	**9,273**	**11,023**
Thereof minority interest	-44	124
Thereof net profit of the parent company	**9,317**	**10,899**
Earnings per share (in EUR)	**0.13**	**0.17**
Diluted earnings per share (in EUR)	**0.13**	**0.17**

Segment Reporting

1-3/2005 *in TEUR*	**Central-East Europe**	**Central-West Europe**	**North-West Europe**	**USA**	**Investments and Other** [1]	**Group Eliminations**	**Wienerberger Group**
Revenues	63,763	53,961	150,940	68,308	3,472	-6,656	**333,788**
EBITDA	14,143	2,508	29,295	11,841	-3,467		**54,320**
EBIT	1,211	-5,012	15,597	8,582	-4,243		**16,135**
Capex and acquisitions	25,357	5,996	13,458	6,915	264		**51,990**
Capital employed	537,074	379,599	928,453	298,934	43,947		**2,188,007**
Employees	4,779	1,732	4,233	2,144	144		**13,032**
1-3/2004							
Revenues	74,247	63,393	120,007	57,444	4,547	-7,372	**312,266**
EBITDA	17,771	7,258	17,744	10,340	-1,175		**51,938**
EBIT	8,935	-408	8,006	7,052	-1,949		**21,636**
Capex and acquisitions	11,598	28,207	7,629	7,383	207		**55,024**
Capital employed	408,941	360,204	573,964	302,799	33,835		**1,679,743**
Employees	4,190	1,713	2,992	1,936	149		**10,980**

1) The Investment and Others segment includes holding company costs

Balance Sheet

in TEUR	31.3.2005	31.12.2004
ASSETS		
Intangible assets	534,137	522,064
Property, plant and equipment	1,357,981	1,337,568
Investment property	54,252	54,872
Investments in associates	79,931	76,329
Other financial assets	31,717	21,835
Deferred tax assets	60,340	42,737
Non-current assets	**2,118,358**	**2,055,404**
Inventories	450,578	391,435
Trade receivables	209,134	172,753
Other current receivables	116,793	89,301
Marketable securities	59,023	70,517
Cash and cash at bank	75,267	86,492
Current assets	**910,795**	**810,497**
Total Assets	**3,029,153**	**2,865,901**
EQUITY AND LIABILITIES		
Issued capital	74,168	74,168
Share premium	415,052	415,052
Retained earnings	958,408	962,644
Treasury stock	-15,601	-13,327
Translation reserve	-84,140	-105,502
Minority interest	34,807	34,178
Equity	**1,382,694**	**1,367,214**
Employee-related provisions	70,516	70,810
Provisions for deferred taxes	93,335	92,130
Other non-current provisions	51,229	51,050
Long-term borrowings	650,303	654,711
Other non-current liabilities	29,996	25,028
Non-current provisions and liabilities	**895,379**	**893,729**
Provisions for current taxes	563	563
Other current provisions	49,833	56,431
Short-term borrowings	433,391	278,171
Trade payables	140,480	145,349
Other current liabilities	126,813	124,444
Current provisions and liabilities	**751,080**	**604,958**
Total Equity and Liabilities	**3,029,153**	**2,865,901**

Capital and Reserves

in TEUR	Group	Minorities	Total
Balance on 1.1.2005	**1,333,036**	**34,178**	**1,367,214**
Net profit/minority interest	9,317	-44	9,273
Dividend payments	0	0	0
Currency translation adjustment	21,362	673	22,035
Hedging reserves	-13,554	0	-13,554
Capital increase/decrease	0	0	0
Increase/decrease in treasury stock	-2,274	0	-2,274
Increase/decrease in minority interest	0	0	0
Other changes	0	0	0
Balance on 31.3.2005	**1,347,887**	**34,807**	**1,382,694**

Statement of Cash Flows

in TEUR	**1-3/2005**	**1-3/2004**
Profit after tax	9,273	11,023
Depreciation and amortization	38,184	30,300
Write-up of fixed and financial assets	0	-53
Increase/decrease in long-term provisions	1,283	-3,620
Income from associates	-2,556	-97
Income/loss on the disposal of fixed and financial assets	-1,799	0
Gross cash flow	**44,385**	**37,553**
Increase/decrease in inventories	-60,394	-27,952
Increase/decrease in trade receivables	-36,729	-53,526
Increase/decrease in trade payables	-4,716	-12,915
Increase/decrease in other net current assets	-26,184	22,947
Changes in non-cash items resulting from foreign exchange translation	-16,245	-8,892
Cash flows from operating activities	**-99,883**	**-42,785**
Proceeds from the sale of assets	5,579	3,395
Purchase of property, plant and equipment and intangible assets	-51,990	-53,966
Payments made for investments in financial assets	-10,355	-202
Increase/decrease in marketable securities	11,414	22
Cash flow from changes in the consolidation range	61	-1,058
Cash flow from investing activities	**-45,291**	**-51,809**
Increase/decrease in long-term borrowings	-3,895	41,153
Increase/decrease in short-term borrowings	138,992	9,953
Dividends paid by Wienerberger AG	0	0
Dividends paid to minority shareholders as well as capital decrease	0	-792
Dividend payments from associates	0	1,271
Capital increase by Wienerberger AG	0	0
Purchase of treasury stock	-2,274	0
Cash flows from financing activities	**132,823**	**51,585**
Change in cash and cash at bank	**-12,351**	**-43,009**
Effect of exchange rate fluctuations on cash held	1,126	1,218
Cash and cash at bank at the beginning of the period	86,492	126,704
Cash and cash at bank at the end of the period	**75,267**	**84,913**
Thereof cash and cash at bank	75,267	84,913

Notes to the Interim Financial Statements

Significant Accounting Policies

The interim report as of March 31, 2005 was prepared in accordance with the principles set forth in International Financial Reporting Standards, Guidelines for Interim Financial Reporting (IAS 34).

The accounting and valuation methods in effect on December 31, 2004 remain unchanged. Emission trading directive 2003/87/EC took effect in the European Union on January 1, 2005 and requires the Wienerberger Group to redeem certificates for the emission of the greenhouse gas CO_2, which is created as part of the process used to manufacture bricks. In accordance with this directive, companies that emit CO_2 are granted a specific number of free certificates by municipal authorities to redeem this obligation. Depending on actual emissions, companies may either purchase additional certificates or sell unused certificates on the market. The Wienerberger Group has been allocated roughly 2.7 million tons of free CO_2 emission rights per year for the period from 2005 to 2007. The accounting treatment of these emission certificates was regulated by the IASB in IFRIC 3 (mandatory for business years that begin after March 1, 2005), but this ruling has not been accepted by the EU Commission in its current form. Wienerberger has not applied IFRIC 3 retroactively, and therefore records emission rights based on IAS 20 and IAS 38 at an acquisition price of zero. In keeping with this procedure, the income statement only includes expenses for the required purchase of additional certificates due to insufficient allocation or income from the sale of unused emission rights. No emission certificates were bought or sold during the first quarter of 2005.

Wienerberger manages business activities in keeping with a regional focus that gives local responsibility for all products to operating management. Therefore, segment reporting reflects the regional focus of the Wienerberger Group and remains unchanged from December 31, 2004.

In conjunction with the 2005 tax reform, the Austrian Parliament passed a resolution reducing the corporate tax rate from 34 to 25%. This tax rate will take effect with the assessment for 2005. In accordance with IAS 12.47, provisions for deferred taxes in Austria have been calculated at this new rate since December 31, 2004.

IFRS (IAS) differ from Austrian accounting regulations (Austrian Commercial Code) in the calculation of deferred taxes, the determination of provisions (including employee-related provisions), the valuation of marketable securities, and the reporting of extraordinary income and expense. For additional information on the accounting and valuation principles, see the financial statements as of December 31, 2004, which form the basis for these interim financial statements.

Basis of Consolidation

The consolidated financial statements include all major Austrian and foreign companies in which Wienerberger AG has management control or directly or indirectly owns the majority of shares. Joint venture companies of the Schlagmann and Bramac Groups are consolidated on a proportional basis at 50%. In March 2005 a majority stake was acquired in von Müller Dachprodukte GmbH & Co. KG retroactive to January 1, 2005; this company operates two roof tile plants in Germany. Due to the brief period remaining before the balance sheet date, this transaction is shown as an investment in financial assets and a loan granted by the Group is recorded under receivables due from subsidiaries.

It should be noted that the comparable period for 2004 includes Koramic Roofing at 50%. In addition, the first quarter of 2004 does not include three brick plants and one concrete paver plant in Poland, two brick plants from the Wewers Group in Denmark or thebrickbusiness, the third largest producer of bricks in Great Britain that was fully consolidated as of September 24, 2004.

Changes in the consolidation range increased revenues by TEUR 42,875 and EBITDA by TEUR 8,091 for the period from January 1, 2005 to March 31, 2005.

Seasonality

As a producer of building materials, Wienerberger records low production and sales volumes during the first and last months of the year due to the negative impact of the weather on construction activity. These seasonal fluctuations are demonstrated by data from the first and fourth quarters of the year, which generally lie below results for the second and third quarters.

Notes to the Income Statement

Group revenues rose by 7% over the first quarter of 2004 to TEUR 333,788 for the reporting period. EBITDA totaled TEUR 54,320, which represents an increase of 5% over the prior year value of TEUR 51,938. Financial results, including results from associates, comprise TEUR -10,267 (2004: TEUR -7,692) of net financing costs and TEUR 4,419 (2004: TEUR -162) of other income from financing activities. Following the harmonization of reporting schedules, results for the Tondach Gleinstätten Group (clay roof tiles) are now included in the equity valuation for the same reporting period; results recorded for the entire year 2004 were therefore recognized in the first quarter of this year.

The number of shares outstanding totaled 74,167,796 as of March 31, 2005. Earnings per share were calculated after the deduction of 698,796 shares of treasury stock. The weighted number of shares outstanding for the period from January 1, 2005 to March 31, 2005 totaled 73,532,507.

Notes to the Statement of Cash Flows

Gross cash flow of TEUR 44,385 for the first quarter is 18% above the prior year level. Cash outflows of TEUR 51,990 for investments and acquisitions include TEUR 19,064 of maintenance, replacement and rationalization investments (maintenance capex) and TEUR 32,926 of new plant construction, capacity expansion and acquisitions (growth investments). The purchase price for the majority stake in von Müller Dachprodukte GmbH & Co. KG was shown as an investment in financial assets for the above-mentioned reasons. The related group financing is included under cash flow from financing activities.

Notes to the Balance Sheet

Growth investments made during the first three months of 2005 increased non-current assets by TEUR 32,926. Net debt rose by TEUR 154,517, chiefly due to the seasonal increase in inventories as well as investments. Positive non-cash currency exchange adjustments of TEUR 22,035 for the first quarter of 2005 were generated primarily in the USA. This increase in equity is contrasted by a decline of TEUR 13,554 in the hedging reserve. Net profit for the period increased equity by TEUR 9,273.

The Managing Board of Wienerberger AG
Vienna, May 2005

W. Reithofer H. Scheuch H. Tschuden J. Windisch

Financial Calendar

May 10, 2005	First Quarter Results for 2005
May 12, 2005	136th Annual General Meeting in the "Messe Wien" Congress Center, 11.00 am
May 18, 2005	Deduction of dividends for 2004 (ex-day)
May 23, 2005	First day of payment for 2004 dividends
August 17, 2005	Results for the First Six Months of 2005: Press and analysts conference in Vienna
August 18, 2005	Results for the First Six Months of 2005: Analysts conference in London
October 13/14, 2005	Investors and Analysts Conference
November 16, 2005	Third Quarter Results for 2005
February 15, 2006	Preliminary figures for 2005

Information on the Company and the Wienerberger Share:

Investor Relations Officer:	Thomas Melzer
Shareholders' Telephone:	+43 (1) 601 92-463
E-Mail:	communication@wienerberger.com
Internet:	www.wienerberger.com
Vienna Stock Exchange:	WIE
Reuters:	WBSV.VI
Bloomberg:	WIE AV
Datastream:	O: WNBA
ADR Level 1:	WBRBY
ISIN:	AT0000831706

Wienerberger Online Annual Report 2004: http://annualreport.wienerberger.com

The Report on the First Quarter of 2005 is available in German and English.

Market Positions and Structure

Wienerberger is the world's largest producer of bricks and number 2 on the roofing market in Europe with a total of 236 plants in 24 countries.

Wienerberger Brick Markets in Europe

Wienerberger market positions in hollow and/or facing bricks

Nr. 1 in Europe



Wienerberger Markets

Export Markets

Wienerberger Roofing Markets in Europe

Wienerberger market positions in clay and/or concrete roof tiles

Nr. 2 in Europe



Wienerberger Markets

Export Markets

Joint ventures Bramac concrete roof tiles (50%) and Tondach Gleinstätten clay roof tiles (25%)

Wienerberger Brick Markets in the USA

Nr. 2 in the USA

Wienerberger market positions in facing bricks


3
5
1
3
3
3
1
2
2
1
1
1
1
1
4
6
4
1
3

Wienerberger Markets

Business Segments of Wienerberger Group

Central-East Europe	Central-West Europe	North-West Europe	USA	Investments and Other
Austria	Germany	Belgium	Southeast	Pipelife
Hungary	Switzerland	Holland	Midwest	Real Estate
Czech Republic	Italy	France	Mid-Atlantic	Headquarters
Poland		Great Britain		
Slovakia		Scandinavia		
Croatia		Finland		
Slovenia		Baltics		
Romania				
Bosnia				
Semmelrock				
Bramac				
Tondach Gleinstätten				

Status: May 2005

File No. 82-4316

Wienerberger



Report on the Third Quarter of 2004

Earnings Data		1-9/2003[1]	1-9/2004	Chg. in %	Year-end 2003[1]
Revenues	in € mill.	1,179.9	1,325.5	+12	1,544.0
EBITDA	in € mill.	258.0	317.9	+23	334.6
EBIT	in € mill.	150.0	217.7	+45	186.1
Profit before tax	in € mill.	130.1	202.8	+56	156.0
Profit after tax	in € mill.	96.3	155.5	+61	112.9
Earnings per share	in €	1.45	2.21	+52	1.71
Adjusted earnings per share[2]	in €	1.68	2.21	+32	2.01
Free cash flow[3]	in € mill.	159.1	162.4	+2	264.6
Capital expenditure	in € mill.	115.9	157.6	+36	145.4
Acquisitions	in € mill.	219.4	243.3	+11	233.9

Balance Sheet Data		31.12.2003[1]	30.9.2004	Chg. in %
Equity[4]	in € mill.	980.4	1,331.0	+36
Net debt	in € mill.	675.9	722.4	+7
Capital employed	in € mill.	1,524.5	1,902.6	+25
Balance sheet total	in € mill.	2,407.1	2,935.5	+22
Gearing	in %	68.9	54.3	-
Employees		10,872	12,486	+15

Stock Exchange Data		1-12/2003	1-9/2004	Chg. in %
Share price high	in €	21.60	30.47	+41
Share price low	in €	14.76	21.10	+43
Share price at end of period	in €	21.18	30.20	+43
Shares outstanding (weighted)[5]	in 1,000	64,645	68,276	+6
Market capitalization at end of period	in € mill.	1,382.6	2,239.9	+62

Segments 1-9/2004 in € million (%)	Central-East Europe		Central-West Europe		North-West Europe		USA		Investments and Other[6]	
Revenues	381.5	*(+12)*	288.6	*(+16)*	456.1	*(+22)*	216.2	*(+14)*	-16.9	*(>100)*
EBITDA	116.8	*(+21)*	72.7	*(+37)*	94.6	*(+39)*	44.4	*(+18)*	-10.6	*(>100)*
EBIT	87.6	*(+27)*	48.6	*(+80)*	60.1	*(+69)*	34.3	*(+67)*	-12.9	*(>100)*
Capex and acquisitions	93.3	*(+41)*	48.2	*(+118)*	228.3	*(+2)*	29.1	*(+33)*	2.0	*(+18)*
Capital employed	430.9	*(+31)*	370.7	*(+10)*	757.5	*(+40)*	297.5	*(-5)*	46.0	*(+44)*
Employees	4,803	*(+19)*	1,817	*(+11)*	3,671	*(+25)*	2,038	*(+9)*	157	*(-67)*

1) To improve comparability, figures for 2003 were adjusted to include Pipelife at equity; this led to a difference in earnings as reported in the previous year
2) Before amortization of goodwill; according to IFRS 3 goodwill will no longer be amortized on a regular basis beginning in 2004
3) Cash flow from operating activities minus cash flow from investing activities plus growth investments
4) Equity including minority interest
5) Adjusted for treasury stock
6) Including Group eliminations and holding company costs; negative revenues result from group eliminations

Note: in the table of segment data, changes in % to the prior year are shown in brackets

Chief Executive's Review

Dear Shareholders,



Wolfgang Reithofer, Chief Executive Officer of Wienerberger AG

Wienerberger continued to pursue its growth strategy during the first nine months of 2004. Earnings improved by a significant amount, and the purchase of "thebrickbusiness" in September represented the successful conclusion of a further profitable acquisition project.

Group revenues increased 12% to €1,325.5 million, and EBITDA rose by a strong 23% to €317.9 million. This solid development was supported by two factors: the steady implementation of our profitable growth strategy and the continuous optimization of our existing business. With the exception of Hungary and Croatia we were able to improve operating earnings in all countries, in some cases by a significant amount. We were successful in offsetting higher energy costs with efficiency and price increases, which led to an improvement in revenues and earnings across all segments. However, it is important for me to note that the pace of growth has slowed since September.

Successful entry into British market

During the third quarter we successfully completed a major strategic transaction. In Great Britain we acquired "thebrickbusiness" (TBB), the third largest brick producer on the British market. The purchase of TBB significantly expanded our position on this largest facing brick market in Europe and increased our market share from 3 to 17%. TBB last recorded revenues of €93.8 million and adjusted EBITDA of €24.2 million. The purchase price, including debt, totaled €132.4 million. Wienerberger also acquired the temporarily closed Ockley plant for €12.6 million. This facility has sizeable raw material reserves and opens interesting opportunities for growth because of its close proximity to London. The integration of TBB was started immediately and should be completed by the end of this year.

Profitable bolt-on projects in Q3

Wienerberger AG is consistently pursuing its proven strategy for profitable growth. In this context we have also realized a number of projects with high synergy potential in recent months. The acquisition of Wewers with two plants in Denmark strengthens our market position in Scandinavia, and the start of construction on a third production line at the Beerse facing brick plant in Belgium will meet the rising demand for soft molded bricks. To expand our roofing activities we are adding another production line at the Pottelberg plant in Kortrijk (Belgium) and enlarging the Seltz plant in France. Our Semmelrock subsidiary acquired a concrete paver manufacturer in the north of Poland and also started construction on a second plant in Hungary and the expansion of capacity in Slovakia.

Investments expected to reach € 250 million in 2005

The year 2004 has been marked by exceptionally high investments. Including Koramic Roofing and TBB as well as our smaller bolt-on projects, we will spend roughly €530 million on growth this year. A further approximately €90 million or 60% of depreciation will flow into maintenance and optimization measures for existing plants and equipment. From the current point of view, I expect our growth investments will total roughly €250 million in 2005. We may also target a larger acquisition with an investment volume between €100 and 200 million, if a suitable opportunity arises. As has been the case in the past, we will strictly follow our own ambitious profitability criteria in evaluating any such projects.

Long-term growth in Eastern Europe

In Eastern Europe I expect sustainable growth will continue throughout the current year and into the future, even if there are temporary declines in specific countries. Demand in the Czech Republic remains high, but residential construction has recently weakened in Hungary. The market for wall building materials in Poland has started to slightly contract after unusually strong first six months.

Positive outlook for West Europe

In Germany housing starts continue to stagnate at a low level and the construction industry shows no signs of lasting recovery at this time. Wienerberger has adjusted and further optimized its activities to reflect this situation. In Belgium we expect good demand on the real estate market to support growth, which should also continue next year. In Holland housing starts are expected to accelerate by the end of 2005 after a shortage of available land in recent years. For France we forecast a slight plus in residential construction; in addition the market share of bricks is increasing, and we want to use this development to strengthen our performance.

Potential for UK housing

In Great Britain slight declines in residential construction cannot be excluded over the short-term because of a lack of available land and excessive housing prices. However, the low number of per capita housing starts and high market share of bricks as a facade material will support a strong development in sales volumes over the long-term.

Strong demand for bricks in the USA

In the USA the current high level of housing starts should provide continued strong demand for facing bricks throughout the remainder of this year, which should also extend at least into mid-2005.

10% annual growth target

Wienerberger will continue its profitable growth, independent from the economic environment in the construction industry. In 2004 we will exceed our goal to increase operating profit and earnings per share by 10%, as expected by investors and analysts. This 10% growth in earnings also represents our target for the coming years.

Yours

Wolfgang Reithofer

Analysis of Results

Earnings

The Wienerberger Group remained on its growth course during the first nine months of 2004 and recorded a substantial improvement in earnings over the comparable period of the past year. This solid development was based on the Wienerberger growth strategy with a number of smaller projects and larger profitable acquisitions as well as the continuous optimization of existing activities. The discontinuation of regular goodwill amortization in accordance with IFRS 3 also had a positive influence on results.

Group revenues increased 12 % to €1,325.5 million (+15 % without foreign exchange effects). Organic growth adjusted for acquisitions and divestments (Steinzeug clay pipes) reached 8 % and was generated chiefly by price increases in Central-East Europe and North-West Europe. Sales volumes also rose substantially throughout a number of East European countries and Central-West Europe as well as in Belgium and France. The sound development of revenues in North-West Europe was based in part on the full acquisition of Koramic Roofing. Higher sales volumes and price increases supported double-digit revenue growth in the USA despite the continuing weakness of the dollar.

Revenues Q1 - Q3



in € mill.
1,500
1,250
1,000
750
500
250
0
1,179.9
1,325.5
2003
2004

Group EBITDA rose 23 % during the first nine months to €317.9 million (+26 % excluding foreign exchange effects). The organic EBITDA increase totaled 18 %. Central-East Europe continued to report sizeable growth rates. The EBITDA margin showed further improvement especially in the Czech Republic, Poland, Slovakia and Romania, but also in Austria. In Central-West Europe Switzerland and Italy continued their positive development, while Germany profited from a slight rise in the prices of hollow bricks and additional sales volumes from the Trost acquisition. In North-West Europe earnings growth was supported by the Koramic acquisition, an improved hollow brick business in Belgium and better margins in nearly all countries. Good demand, higher prices and full capacity utilization were the major factors behind earnings growth in the USA. The early conclusion of contracts to secure energy prices also had a positive impact.

EBITDA Q1 - Q3



in € mill.
350
300
250
200
150
100
50
0
258.0
317.9
2003
2004

Group EBIT rose by an impressive 45 % over the comparable prior year period to €217.7 million, positively influenced by the discontinuation of goodwill amortization (2003: €14.3 mill.). Financial results, including the at equity valuation of Pipelife, improved 25 % from €-19.9 to -14.9 million. This led to profit before tax of €202.8 million, which represents a plus of 56 % over 2003. With a cumulative tax rate of 23 %, profit after tax equaled €155.5 million or 61 % above last year. Adjusted earnings per share rose 32 % to €2.21. After the capital increase in June of this year, a weighted average of 68.3 million shares (2003: 64.6 mill.) was used to calculate earnings per share.

Cash flow

Gross cash flow increased 37 % to €252.6 million. Following the seasonal reduction in working capital during the third quarter, cash flow from operating activities totaled €196.3 million. This figure significantly exceeded the six-month level and was also 8 % over the previous year. Cash flow should continue to increase because working capital will also decline during the fourth quarter. Cash outflows of €400.9 million for capital expenditure and acquisitions include €60.7 million of maintenance, expansion and rationalization investments (maintenance capex) and €340.2 million of acquisitions and the construction, renovation or expansion of plants (growth investments), which are primarily related to the acquisition of the remaining 50 % stake in Koramic Roofing.

Revenues by Segment


USA 16%
Investments and Other 0%
Central-East Europe 29%
Central-West Europe 21%
North-West Europe 34%

EBITDA by Segment


USA 14%
Investments and Other -4%
Central-East Europe 37%
Central-West Europe 23%
North-West Europe 30%

Asset and Financial Position

The balance sheet total increased 22% over December 31, 2003 to €2,935.5 million, primarily due to the full consolidation of Koramic Roofing as of April 1, 2004. Group equity, including minority interest, rose 36% to €1,331.0 million mainly as a result of the capital increase and net income. These effects also raised the equity ratio from 41 to 45%. Net debt has declined 6% to €722.4 million since June 30, 2004; as of December 31, 2003 this figure totaled €675.9 million. Net debt as of September 30, 2004 included €52.3 million for the acquisition of "thebrickbusiness". The missing impact of the full €145.0 million purchase price will be included in the fourth quarter. The stronger increase in equity compared to net debt has led to a reduction in gearing from 68.9 to 54.3% since the start of the year – a level that provides sufficient financial flexibility for the steady pursuit of our strategic growth targets.

Third Quarter 2004

Group revenues for the months of July to September increased 8% over the comparable prior year period to a level of €487.9 million. Significant growth in sales volumes and revenues was reported in the Czech Republic, Slovenia and Romania. A reduction in public subsidies for residential construction in Hungary and Croatia led to declines in these countries. Semmelrock (concrete pavers), Italy and the USA recorded in part substantial growth in revenues, and Great Britain, Scandinavia, Finland and the Baltic States also showed further improvement. The roofing activities of the Group benefited from the full consolidation of Koramic in France, Belgium, Holland, Germany and Poland.

Group EBITDA rose 24% to €132.1 million from July to September. The reason for this solid growth – in spite of a strong third quarter in the previous year – was the significant optimization of margins in all countries with the exception of Hungary and Croatia as well as at Bramac (concrete roof tiles). In the roofing business, the Koramic acquisition also provided support for EBITDA growth of more than 100%. Although roofing activities in Germany have realized a significant improvement in earnings, performance remained unsatisfactory. In contrast, solid earnings growth was reported in France, Belgium, Holland and Poland.

Revenues in € million	7-9/2003	7-9/2004	Chg. in %
Central-East Europe	144.2	149.8	+4
Central-West Europe	96.9	108.3	+12
North-West Europe	128.4	157.7	+23
USA	72.9	79.6	+9
Investments and Other	9.6	-7.5	>100
Wienerberger Group	**452.0**	**487.9**	**+8**

EBITDA in € million	7-9/2003	7-9/2004	Chg. in %
Central-East Europe	43.1	50.5	+17
Central-West Europe	22.4	36.1	+61
North-West Europe	22.6	36.6	+63
USA	16.4	17.0	+4
Investments and Other	1.9	-8.1	>100
Wienerberger Group	**106.4**	**132.1**	**+24**

Segments

Central-East Europe

Growth region Eastern Europe

The Central-East Europe segment was again able to report solid development for the first nine months of 2004. Revenues rose 12% to €381.5 million and EBITDA increased 21% to €116.8 million – chiefly as the result of higher price levels and sales volumes in a number of East European countries. Particularly strong performance was registered in the Czech Republic, Slovenia and Romania as well as Poland. Austria recorded a modest increase in revenues and significant improvement in earnings. Semmelrock (concrete pavers) showed a plus in all countries except Austria. However, brick activities in Hungary registered a slight decline in EBITDA after outstanding results in recent years following a reduction in public subsidies for residential construction and slowdown in economic momentum. Results in Croatia and Bosnia were also weaker because of pressure on prices. Bramac (concrete roof tiles) was able to improve earnings by a moderate amount over the strong prior year level.

Central-West Europe

Germany difficult, Italy and Switzerland strong

Significant improvement was recorded in Central-West Europe: revenues rose 16% to €288.6 million and EBITDA increased 37% to €72.7 million. The hollow brick segment in Germany showed positive development, but facing bricks and clay roof tiles were unable to generate satisfactory EBITDA because of the fragmented market structures. In spite of these factors, the German roofing sector realized a significant improvement in earnings after its integration with the brick activities. Switzerland improved EBITDA following an increase in sales volumes of hollow bricks and clay roof tiles. Italy recorded growth in revenues and EBITDA, which was supported by strong residential construction and the optimization of the Terni brick plant.

North-West Europe

Growth and optimization in North-West Europe

The North-West Europe segment reported a plus of 22% in revenues to €456.1 million and 39% in EBITDA to €94.6 million. The full acquisition of Koramic Roofing served as one of the drivers for this growth. Roofing activities in the Benelux countries and France showed positive development following moderate market growth. In Belgium significantly more hollow bricks were sold, while Holland recorded a decline in sales volumes but was still able to hold earnings stable because of higher prices. In France a decline was noted in exports to Germany, but higher domestic sales volumes of hollow bricks supported an improvement in earnings. In Great Britain the good market environment supported an increase in sales volumes and attractive prices. The Scandinavian countries recorded significant growth in revenues and a stronger improvement in EBITDA starting from a very low level.

USA

US housing starts remain high

The USA reported highly satisfactory results for the first three quarters of 2004. Revenues climbed 14% to €216.2 million and EBITDA rose 18% to €44.4 million. The economic environment remained strong, with development significantly outpacing Western Europe. The same applied to US housing starts, which continued at a high level in spite of numerous interest rate hikes and forecasted declines – August housing starts were 10% above the comparable prior year value at over 2 million.

Strong demand led to the full utilization of our production capacity. We were also able to implement a price increase during the summer. Only the extreme weather situation (hurricanes) in the south of the USA had a temporary negative impact on the development of sales volumes. A further important factor was the cost of energy, but forward contracts for gas and coal limited the impact of these steady price increases. In order to better benefit from the growth in residential construction, production capacity was expanded in existing plants such as Rome, Georgia, and Louisville, Kentucky. In addition, our General Shale subsidiary strengthened direct sales through the acquisition of building material retailers in South Carolina and Illinois – this share of total sales volumes now exceeds 50% and will be further increased in the future.

Investments and Other

Segment for non-core activities

Following the sale of Steinzeug (clay pipes) in September 2003 and the at equity consolidation of Pipelife (plastic pipes) as of January 2004, operating results for the Investments and Other segment include only holding company costs for the Group, a stove tile plant in Austria and real estate.

Interim Financial Statements (IFRS) Wienerberger Group

Income Statement

in TEUR	7-9/2004	7-9/2003	1-9/2004	1-9/2003
Revenues	487,872	451,981	1,325,461	1,179,918
Cost of goods sold	-286,954	-278,584	-801,723	-753,703
Gross profit	**200,918**	**173,397**	**523,738**	**426,215**
Selling expenses	-82,536	-75,260	-232,213	-208,464
Administrative expenses	-24,436	-22,697	-69,296	-67,457
Other operating expenses	-6,651	-4,078	-19,626	-10,610
Other operating income	9,999	3,896	15,062	24,646
Amortization of goodwill	0	-4,871	0	-14,338
Operating profit before non-recurring items	**97,294**	**70,387**	**217,665**	**149,992**
Non-recurring write-offs and provisions related to restructuring	0	0	0	0
Non-recurring income	0	0	0	0
Operating profit after non-recurring items	**97,294**	**70,387**	**217,665**	**149,992**
Income from investments in associates	**3,764**	**5,020**	**8,468**	**6,774**
Financial results	**-4,762**	**-10,301**	**-23,351**	**-26,685**
Profit before tax	**96,296**	**65,106**	**202,782**	**130,081**
Income taxes	-23,086	-17,211	-47,262	-33,774
Profit after tax	**73,210**	**47,895**	**155,520**	**96,307**
Minority interest	-2,287	-1,355	-4,443	-2,548
Net profit for the period	**70,923**	**46,540**	**151,077**	**93,759**
Adjusted earnings per share before the amortization of goodwill and non-recurring items (in EUR)	**0.96**	**0.79**	**2.21**	**1.68**
Earnings per shares (in EUR)	**0.96**	**0.72**	**2.21**	**1.45**
Diluted earnings per share (in EUR)	**0.96**	**n.a.**	**2.21**	**n.a.**

Segment Reporting

1-9/2004 *in TEUR*	Central-East Europe	Central-West Europe	North-West Europe	USA	Investments and Other[1]	Group Eliminations	Wienerberger Group
Revenues	381,477	288,559	456,083	216,162	21,079	-37,899	**1,325,461**
EBITDA	116,842	72,660	94,631	44,429	-10,693		**317,869**
EBIT	87,628	48,599	60,113	34,332	-13,007		**217,665**
Capex and acquisitions	93,313	48,240	228,334	29,099	1,911		**400,897**
Capital employed	430,937	370,699	757,489	297,491	45,939		**1,902,555**
Employees	4,803	1,817	3,671	2,038	157		**12,486**
1-9/2003[2]							
Revenues	339,826	248,518	372,552	190,237	56,189	-27,404	**1,179,918**
EBITDA	96,225	52,897	68,061	37,719	3,145		**258,047**
EBIT	68,941	27,033	35,457	20,588	-2,027		**149,992**
Capex and acquisitions	65,958	22,116	223,626	21,858	1,775		**335,333**
Capital employed	328,431	338,204	540,476	313,290	31,869		**1,552,270**
Employees	4,031	1,638	2,930	1,866	473		**10,938**

1) The Investments and Other segment includes holding company costs.
2) To improve comparability, figures for 2003 were adjusted to include Pipelife at equity; for this reason, the figures shown here differ from results published in the prior year.

Balance Sheet

in TEUR	30.9.2004	31.12.2003
ASSETS		
Intangible assets	457,526	333,905
Property, plant and equipment	1,289,555	1,112,941
Financial assets	150,796	131,820
Fixed and financial assets	**1,897,877**	**1,578,666**
Inventories	354,387	302,452
Trade receivables	225,935	121,968
Other receivables	255,198	195,157
Marketable securities	64,892	50,101
Cash and cash at banks	102,809	126,704
Current assets	**1,003,221**	**796,382**
Deferred tax assets	**34,442**	**32,048**
Total Assets	**2,935,540**	**2,407,096**
EQUITY AND LIABILITIES		
Issued capital	74,168	65,279
Share premium	411,215	192,831
Retained earnings	916,653	820,578
Treasury stock	-13,327	-13,327
Translation reserve	-89,883	-108,681
Equity	**1,298,826**	**956,680**
Minority interest	**32,163**	**23,753**
Employee-related provisions	66,350	59,863
Provisions for deferred taxes	110,344	90,344
Other provisions	161,289	134,649
Provisions	**337,983**	**284,856**
Interest-bearing loans	991,836	925,918
Finance leases	31,945	31,986
Trade payables	108,715	89,559
Other liabilities	134,072	94,344
Liabilities	**1,266,568**	**1,141,807**
Total Equity and Liabilities	**2,935,540**	**2,407,096**

Capital and Reserves

in TEUR	Group	Minority Interest	Total
Balance on 1.1.2004	**956,680**	**23,753**	**980,433**
Net profit/minority interest	151,077	4,443	155,520
Dividend payments	-49,777	-1,610	-51,387
Increase/decrease in minority interest	0	4,436	4,436
Currency translation adjustment	18,798	800	19,598
Hedging reserves	-1,751	-97	-1,848
Capital increase/decrease	223,492	421	223,913
Other changes	307	17	324
Balance on 30.9.2004	**1,298,826**	**32,163**	**1,330,989**

Statement of Cash Flows

in TEUR	**1-9/2004**	**1-9/2003**
Profit after tax	155,520	96,307
Depreciation and amortization	100,204	108,120
Non-cash, non-recurring write-offs related to restructuring	0	0
Write-up of fixed and financial assets	-659	-712
Increase/decrease in long-term provisions	12,167	-1,422
Income from associates	-8,468	-6,838
Income/loss on deconsolidations and the disposal of fixed and financial assets	-6,150	-10,529
Non-recurring income	0	0
Gross cash flow	**252,614**	**184,926**
Increase/decrease in inventories	-16,226	50,543
Increase/decrease in trade receivables	-88,018	-75,438
Increase/decrease in trade payables	8,548	-32,025
Increase/decrease in other net current assets	39,333	53,632
Cash flow from operating activities	**196,251**	**181,638**
Proceeds from the sale of assets	42,848	30,726
Purchase of property, plant and equipment and intangible assets	-157,623	-115,909
Payments made for investments in financial assets	-55,404	-8,270
Increase/decrease in marketable securities	-12,911	-5,831
Cash flow from changes in the consolidation range	-243,274	-219,429
Cash flow from investing activities	**-426,364**	**-318,713**
Increase/decrease in borrowings	29,038	226,126
Dividends paid by Wienerberger AG	-49,777	-42,665
Dividends paid to minority shareholders	-1,610	-1,356
Cash inflows from capital increase	223,913	0
Payments from associates	2,400	93
Cash flow from financing activities	**203,964**	**182,198**
Change in cash and cash at bank	**-26,149**	**45,123**
Effect of exchange rate fluctuations on cash held	2,254	-1,591
Cash and cash at bank at the beginning of the period	126,704	88,929
Cash and cash at bank at the end of the period	**102,809**	**132,461**
Thereof cash	102,809	132,461

Notes to the Interim Financial Statements

Significant Accounting Policies

The interim report as of September 30, 2004 was prepared in accordance with the principles set forth in International Financial Reporting Standards, Guidelines for Interim Financial Reporting (IAS 34). The accounting and valuation methods in effect on December 31, 2003 remain unchanged, with the exception of goodwill accounting and the consolidation form of Pipelife. In March 2004 the International Accounting Standards Board (IASB) issued the new IFRS 3 for Business Combinations. In principle, IFRS 3 is valid for all business years that start after March 31, 2004. In accordance with IFRS 3.85, the new regulations set forth in IFRS 3 may also be applied to earlier periods if the necessary data is available and the amended provisions of IAS 36 and IAS 38 are also implemented at the same time. Wienerberger has elected to make use of this early application and implement both the new and amended provisions of IFRS 3, IAS 36 and IAS 38 as of January 1, 2004. The major changes in consolidation methods relate to the non-amortization of goodwill and more stringent tests for the impairment of goodwill. The total carrying value of goodwill as of December 31, 2003 (TEUR 307,177) was reclassified as new acquisition costs as of January 1, 2004 and will not be subject to further regular amortization. The period from January 1, 2003 to September 30, 2003 includes goodwill amortization of TEUR 14,338.

In contrast to December 31, 2003 the member companies of the Pipelife Group are no longer consolidated in the Wienerberger financial statements using the proportional method, but have been valued in accordance with the equity method since January 1, 2004. Over the past years, the Pipelife Group has gradually developed into an autonomous company group with independent management. In keeping with the increased focus of Wienerberger on bricks and roof tiles, the 50% Pipelife joint venture is now treated as a financial investment and included under the Investments and Other segment. The control of Wienerberger over management decisions in the Pipelife Group is shifting more towards a significant influence and away from joint venture management. Therefore, equity valuation better presents the asset, financial and earnings positions of the Pipelife Group than consolidation using the proportional method. In accordance with IAS 8.49 this change in consolidation method was applied retroactively, and all comparative prior year data was adjusted.

Wienerberger manages its business on a regional basis, which gives local operating management responsibility for all core products within a country. The increasing integration of Koramic Roofing in this regional framework made it necessary for Wienerberger to adjust its segment reporting as of January 1, 2004. Prior year segment data was adjusted accordingly.

Wienerberger carried out a capital increase in June 2004. A total of 8,888,823 new shares were issued at a price of EUR26 each. Expenses related to this capital increase (TEUR7,618) were charged to equity without recognition to the income statement. This transaction resulted in a net capital increase of TEUR 223,492.

Earlier this year the Austrian Parliament passed a resolution reducing the corporate tax rate from 34 to 25% as part of the 2005 tax reform. This tax rate will take effect with the assessment for 2005. In accordance with IAS 12.47, provisions for deferred taxes in Austria are calculated at this new lower rate.

IFRS (IAS) differ from Austrian accounting regulations (Austrian Commercial Code) in the calculation of deferred taxes, the determination of provisions (including employee-related provisions), the valuation of marketable securities, and the reporting of extraordinary income and expense. For additional information on the accounting and valuation principles, see the financial statements as of December 31, 2003, which form the basis for these interim financial statements.

Consolidation Range

The consolidated financial statements include all major Austrian and foreign companies in which Wienerberger AG has management control or directly or indirectly owns the majority of shares. Joint venture companies of the Schlagmann and Bramac Groups are consolidated on a proportional basis at 50%. The remaining 50% stake in the original Koramic Roofing joint venture was acquired as of April 1, 2004. The purchase price for this stake totaled TEUR 63,691. In addition, a proportional share of the liabilities held by these companies was also assumed. Koramic activities were fully consolidated as of April 1, 2004, and contributed TEUR 171,599 to revenues and TEUR 40,249 to EDITDA reported by the Group. Wienerberger acquired three brick plants in Poland for a total purchase price of TEUR 9,250 (including debt) as of April 30, 2004, and consolidated these facilities as of the same date. Other changes in the consolidation range since December 31, 2003 include the full consolidation of brick activities in Romania as of January 1, 2004 and the Gliwice concrete paver plant in Poland that was acquired by Semmelrock in 2003 as well as the 70% stake in a concrete paver plant near Gdansk in north Poland that was purchased as of April 1, 2004. As of September 23, 2004 Wienerberger purchased equipment from two plants owned by the Wewers Group in Denmark. The Terni brick plant in Italy and the Pragersko brick plant in Slovenia were consolidated for the first time as of July 1, 2003 and September 1, 2003, respectively. The 50% stake in the Steinzeug Group was sold during the fourth quarter of 2003 and is included in the income statement on a proportional basis for the period from January 1, 2003 to September 30, 2003.

As of September 24, 2004 Wienerberger acquired "thebrickbusiness", the third largest producer of bricks in Great Britain with nine plants, for a purchase price (including debt) of TEUR 132,400 as well as the Ockley brick plant near London for TEUR 12,600. Since this acquisition was concluded shortly before the closing date on September 30, it was not possible to fully consolidate "thebrickbusiness" for the third quarter. However, this company will be fully consolidated in the group financial statements as of December 31, 2004 beginning with the acquisition date on September 24, 2004. These quarterly financial statements show the purchase price for "thebrickbusiness" under investments (TEUR 52,315) and group financing under other receivables (TEUR 92,180).

Changes in the consolidation range during the period from January 1, 2004 to September 30, 2004 generated a proportional share of revenues equal to TEUR 55,971 and EBITDA of TEUR 14,758.

Seasonality

As a building materials company, Wienerberger records low production and sales volumes during the first and last months of the year due to the impact of the weather on construction activity. These seasonal fluctuations are demonstrated by data from the first or fourth quarters of the year, which generally lie below results for the second and third quarters.

Notes to the Income Statement

Group revenues rose 12% over the first three quarters of 2003 to TEUR 1,325,461. Operating profit before depreciation and amortization (EBITDA) reached TEUR 317,869, which represents a 23% increase over the prior year value of TEUR 258,047. Financial results for the first nine months of 2004, including income from investments in associates, comprise TEUR -23,499 (2003: TEUR -25,690) of net financing costs and TEUR 8,616 (2003: TEUR 5,779) of other income from financing activities. The number of shares outstanding totaled 74,167,796 as of September 30, 2004. Earnings per share were calculated after the deduction of 632,990 shares of treasury stock. The weighted number of shares outstanding for the period from January 1, 2004 to September 30, 2004 totaled 68,276,359.

Notes to the Statement of Cash Flows

Gross cash flow of TEUR 252,614 for the first three quarters represents an increase of 37% over the comparable prior year period. Cash outflows of TEUR 400,897 for investments and acquisitions include TEUR 60,701 of maintenance, expansion and rationalization investments (maintenance capex) and TEUR 340,196 of acquisitions and the construction, renovation or expansion of plants (growth investments), which are primarily related to the acquisition of the remaining 50% stake in Koramic Roofing. The TEUR 52,315 acquisition price for "thebrickbusiness" is shown under investments in financial assets for the above-mentioned reasons. The related group financing is included under cash flow from financing activities (TEUR 92,180). The consolidated financial statements as of December 31, 2004 will show both the purchase price for this investment as well as the acquired debt under "cash flow from changes in the consolidation range".

Notes to the Balance Sheet

Subsidiaries included in the consolidated financial statements for the first time increased fixed and financial assets by TEUR 252,513 and net debt by TEUR 181,709. Equity rose over the level at December 31, 2003 to TEUR 1,298,826 as of September 30, 2004 primarily due to the capital increase (TEUR 223,492). Positive currency translation adjustments of TEUR 18,798 for the first nine months of 2004 originated chiefly in Hungary, Poland, the Czech Republic and the USA. This increase in equity is contrasted with a decline of TEUR 1,751 in the hedging reserve. Net profit led to an increase of TEUR 151,077 in equity, which was reduced by the TEUR 49,777 dividend payment made by Wienerberger AG during the second quarter.

The Managing Board of Wienerberger AG
Vienna, November 2004

W. Reithofer   H. Scheuch   H. Tschuden   J. Windisch

Financial Calendar

November 16, 2004	Third Quarter Results for 2004
February 15, 2005	Preliminary Results for 2004
March 30, 2005	2004 Full Accounts: Press and Analysts Conference in Vienna
March 31, 2005	2004 Full Accounts: Analysts Conference in London
May 10, 2005	First Quarter Results for 2005
May 12, 2005	136th Annual General Meeting at the Trade Fair Congress Center in Vienna
August 17, 2005	Results for the First Six Months 2005: Press and Analysts Conference in Vienna
August 18, 2005	Results for the First Six Months 2005: Analysts Conference in London
November 16, 2005	Third Quarter Results for 2005

Information on the Company and the Wienerberger Share:

Investor Relations Officer:	Thomas Melzer
Shareholders' Telephone:	+43 (1) 601 92-463
E-Mail:	communication@wienerberger.com
Internet:	**www.wienerberger.com**
Vienna Stock Exchange:	WIE
Reuters:	WBSV.VI
Bloomberg:	WIE AV
Datastream:	O: WNBA
ADR Level 1:	WBRBY
ISIN:	AT0000831706

Wienerberger Online Annual Report 2003:
http://annualreport.wienerberger.com

This report on the Third Quarter of 2004 is available in German and English.

Market Positions and Segments

Wienerberger is the world's largest producer of bricks and number 2 on the roofing market in Europe with a total of 235 plants in 24 countries.

Wienerberger Brick Markets

Europe



1
1
1
1
2
3
1
1
1
1
1
1
1
1
1
4
1
1

- Wienerberger Markets
- Export Markets

Wienerberger market positions in hollow bricks and/or facing bricks

Wienerberger Roofing Markets

Europe



1
1
1
1
n.a.
1
1
1
1
4
1
1
1
1
1

- Koramic
- Export Koramic
- Wienerberger Switzerland
- Bramac (50% JV)/Tondach Gleinstätten (25% JV)

Market positions in clay and/or concrete roof tiles

Wienerberger

USA


5
1
3
3
3
1
2
3
2
1
1
1
1
1
1
4
6
4
1
3

■ Wienerberger Markets

Wienerberger market positions in facing bricks

New Segmentation

Wienerberger

Central-East Europe	Central-West Europe	North-West Europe	Investments and Other USA
- Austria - Hungary - Czech Republic - Poland - Slovakia - Croatia - Slovenia - Romania - Bosnia - Semmelrock - Bramac - Tondach Gleinstätten	- Germany - Switzerland - Italy	- Belgium - Holland - France - Great Britain - Scandinavia - Finland/Baltics	- Southeast - Midwest - Mid-Atlantic

Status: November 2004

File No. 82-4316

Wienerberger



Report on the First Six Months 2004

Earnings Data		1-6/2003[1]	1-6/2004	Chg. in %	Year-end 2003[1]
Revenues	in € mill.	727.9	837.6	+15	1,544.0
EBITDA	in € mill.	151.6	185.8	+23	334.6
EBIT	in € mill.	79.6	120.4	+51	186.1
Profit before tax	in € mill.	65.0	106.5	+64	156.0
Profit after tax	in € mill.	48.4	82.3	+70	112.9
Earnings per share	in €	0.73	1.22	+67	1.71
Adjusted earnings per share[2]	in €	0.88	1.22	+39	2.01
Free cash flow[3]	in € mill.	43.2	44.4	+3	264.6
Capital expenditure	in € mill.	68.9	102.8	+49	145.4
Acquisitions	in € mill.	218.3	237.9	+9	233.9

Balance Sheet Data		31.12.2003[1]	30.6.2004	Chg. in %
Equity[4]	in € mill.	980.4	1,242.6	+27
Net debt	in € mill.	675.9	766.7	+13
Capital employed	in € mill.	1,524.5	1,908.8	+25
Balance sheet total	in € mill.	2,407.1	2,810.6	+17
Gearing	in %	68.9	61.7	-
Employees		10,872	12,389	+14

Stock Exchange Data		1-12/2003	1-6/2004	Chg. in %
Share price high	in €	21.60	29.30	+36
Share price low	in €	14.76	21.10	+43
Share price at end of period	in €	21.18	28.61	+35
Shares outstanding (weighted)[5]	in 1,000	64,645	65,627	+2
Market capitalization at end of period	in € mill.	1,382.6	2,098.8	+52

Segments 1-6/2004 in € million (%)	Central-East Europe		Central-West Europe		North-West Europe		USA		Investments and Other[6]	
Revenues	231.7	(+18)	180.3	(+19)	298.4	(+22)	136.6	(+16)	-9.4	(>100)
EBITDA	66.3	(+25)	36.5	(+20)	58.1	(+28)	27.4	(+29)	-2.5	(>100)
EBIT	47.6	(+40)	20.6	(+47)	35.7	(+48)	20.7	(+113)	-4.2	(-83)
Capex and acquisitions	69.9	(+26)	44.5	(+96)	203.5	(+4)	21.3	(+88)	1.5	(+36)
Capital employed	396.6	(+16)	365.7	(+1)	767.0	(+45)	303.2	(-5)	76.3	(+128)
Employees	4,695	(+20)	1,865	(+10)	3,616	(+29)	2,052	(+13)	161	(-66)

1) To improve comparability, figures for 2003 were adjusted to include Pipelife at equity; this led to a difference in earnings as reported in the previous year
2) Before amortization of goodwill; according to IFRS 3 beginning in 2004 goodwill will no longer be amortized on a regular basis
3) Cash flow from operating activities minus cash flow from investing activities plus growth investments
4) Equity including minority interest
5) Adjusted for treasury stock
6) Including Group eliminations and holding company costs; negative revenues result from group eliminations

Note: in the table of segment data, changes in % to the prior year are shown in brackets

Chief Executive's Review

Dear Shareholders,



Wolfgang Reithofer, Chief Executive Officer of Wienerberger AG

Wienerberger again demonstrated its strength as a growth company during the first half of 2004. We recorded a significant increase in both revenues and earnings, and also completed two major strategic projects with the acquisition of Koramic Roofing and successful placement of a capital increase.

Revenues rose 15% to €837.6 million and EBITDA increased 23% to €185.8 million. This development was supported by the profitable Wienerberger growth strategy and steady cost optimization as well as more favorable weather conditions compared to the prior year. Higher earnings were reported across all regions in spite of rising energy costs.

Successful rights issue

We exercised our option to acquire the remaining stake in Koramic Roofing at an early stage and invested €211.5 million for this purpose. Koramic holds leading positions on clay roof tile markets in Belgium, Holland, France, Poland and Estonia, and has shown excellent development since our entry in January 2003. This transaction will allow us to completely integrate the clay roof tiles with our brick activities, and Koramic Roofing will be the platform for further growth in the product area of roofing systems. As a free float company, Wienerberger used its option to finance growth on the capital market with a successful rights issue. A total of 8.9 million new shares of common stock, including the greenshoe, were placed for €26 and €231.1 million of equity was raised. We are using this liquidity to finance our accelerated growth program, with part of the funds already spent for the early acquisition of Koramic Roofing. The positive impact of this capital increase and our solid performance was reflected in a rating upgrade by Standard & Poor's to BBB and a second rating by Moodys at Baa2.

Growth in all regions

For 2004 we expect continued positive economic development in Eastern Europe, even if the pace of new housing starts in Hungary seems to be slowing and the Polish market registered a decline during the second quarter after an unusually strong first three months. The basic demand for new residential construction is higher than indicated by housing starts in several West European countries, especially in Germany and Holland. This proves that our mature markets also have an inherent potential for growth. In the USA, the current high level of housing starts leads us to expect continued strong demand for facing bricks throughout the remainder of this year.

Earnings goal for 2004 confirmed

Wienerberger will continue its strategy for profitable growth with a wide range of smaller projects. During the second quarter we acquired three brick plants in Poland, expanded production capacity in Hungary and the USA, and started construction on new plants in the Czech Republic and Hungary. We also took the first steps toward market entry in Russia with preparations for a new plant in the Moscow region. In addition, we plan to complete one or two major acquisitions with capex of €100 to 200 million by the end of 2005. Wienerberger will exceed its goal to improve operating earnings and earnings per share by more than 10% in 2004.

Yours
Wolfgang Reithofer

Analysis of Results

Earnings

Revenues H1



in € mill.
900
750
600
450
300
150
0
727.9
837.6
2003
2004

During the first half of 2004 the Wienerberger Group recorded a further significant improvement in earnings over the comparable prior year period. This solid development was supported by the profitable Wienerberger growth strategy with a number of smaller steps in Central-East Europe as well as acquisition of the remaining shares in Koramic Roofing, which was fully consolidated as of April 1. The discontinuation of regular goodwill amortization in accordance with IFRS 3 and more favorable weather conditions also had a positive impact on results.

Group revenues increased 15% to €837.6 million, and would have reached +18% if exchange rates had remained stable. Organic growth totaled 13% after adjustment for acquisitions, with higher sales volumes and prices reported by all Wienerberger segments. Major growth in sales volumes was registered on a number of markets in Central-East Europe and Central-West Europe. The full acquisition of Koramic Roofing provided key support for development in the North-West Europe segment. Higher sales volumes in the USA led to a sizeable improvement in revenues, even though the US dollar remained weak.

EBITDA H1



in € mill.
200
150
100
50
0
151.6
185.8
2003
2004

Group EBITDA rose 23% to €185.8 million for the first six months of 2004. After the exclusion of foreign currency charges, primarily from the US dollar and Polish zloty, the earnings increase would have totaled 26%. In Central-West Europe, Germany recorded an increase in sales volumes as a result of the Trost acquisition and was able to make a slight adjustment in the prices of hollow bricks. Outstanding results were reported by Switzerland and Italy. Higher margins were recorded in North-West Europe following the full consolidation of Koramic clay roof tiles, which generated €24.5 million of EBITDA for the first six months. The USA registered a strong increase in earnings as the result of good demand and full utilization of capacity. The Central-East Europe segment again reported high organic growth, which was supported by brick activities as well as the Bramac concrete roof tile business.

EBIT generated by the Group rose by an impressive 51% over the comparable prior year period to €120.4 million, in part due to the end of regular goodwill amortization (2003: €9.5 million). Financial results, including the valuation of Pipelife at equity, improved 5% from €-14.6 to -13.9 million. This led to profit before tax of €106.5 million, for a 64% increase over the prior year. The tax rate equaled 23% and profit after tax reached €82.3 million, which is 70% higher than comparable 2003 figure. Adjusted earnings per share rose 39% to €1.22. Following the capital increase in June of this year, earnings per share were based on a weighted number of 65.6 million shares (2003: 64.6 mill.).

Cash-flow

Gross cash flow rose 47% to €150.2 million. The seasonal increase in working capital during the first quarter held operating cash flow to €92.9 million, which was less than gross cash flow. The expected decline in working capital over the coming months will lead to higher cash flow from operating activities during the second half of the year. Cash outflows of €340.8 million for investments and acquisitions represent €40.2 million of maintenance and rationalization investments (maintenance capex) and €300.6 million of acquisitions and the construction, renovation and expansion of plants (growth investments), which are primarily related to the acquisition of the remaining 50% stake in Koramic Roofing.

Asset and Financial Position

The balance sheet total increased 17% over the December 31, 2003 level to €2,810.6 million, primarily due to the full consolidation of Koramic Roofing as of April 1, 2004. Group equity, including minority interest, increased 27% to €1,242.6 million chiefly because of the capital increase. This, in turn, triggered an increase in the equity ratio from 41 to 44%. Gearing declined from 68.9 to 61.7% on net debt of €766.7 million (Dec. 31, 2003: €675.9 mill.) and leaves sufficient latitude for Wienerberger to continue its profitable growth strategy.

Revenues by Segment


USA 16%
Investments and Other 1%
Central-East Europe 28%
Central-West Europe 21%
North-West Europe 34%

Second Quarter 2004

Revenues for the second quarter increased 15% over the comparable prior year period to €525.3 million. In Central-East Europe significant sales growth was recorded in Austria, the Czech Republic, Poland, Slovenia and Slovakia as well as at Semmelrock concrete pavers and Bramac concrete roof tiles, while Hungary, Croatia and Romania reported declines from the high prior year levels. In the markets of Central-West Europe (Germany, Switzerland, Italy) and the USA, higher prices and sales volumes led to an increase in revenues. Growth in North-West Europe resulted largely from the full consolidation of Koramic Roofing.

Group EBITDA for the second quarter rose 20% to €133.9 million. The clay roof tile activities in Germany reached the EBITDA turnaround point. Significant earnings growth was recorded in the Czech Republic, Slovenia, Slovakia, Poland, Italy, Switzerland and the USA. Declines were registered in Hungary (after an unusually good second quarter in the previous year), Romania and Finland.

Revenues in € million	4-6/2003	4-6/2004	Chg. in %
Central-East Europe	137.8	157.4	+14
Central-West Europe	99.8	116.9	+17
North-West Europe	142.3	178.4	+25
USA	66.5	79.1	+19
Investments and Other	9.0	-6.5	>100
Wienerberger Group	**455.4**	**525.3**	**+15**

EBITDA in € million	4-6/2003	4-6/2004	Chg. in %
Central-East Europe	42.1	48.5	+15
Central-West Europe	24.6	29.3	+19
North-West Europe	30.1	40.3	+34
USA	14.2	17.1	+21
Investments and Other	0.7	-1.3	>100
Wienerberger Group	**111.7**	**133.9**	**+20**

EBITDA by Segment


USA 15%
Investments and Other -2%
Central-East Europe 36%
Central-West Europe 20%
North-West Europe 31%

Segments

Central-East Europe

Steady and strong growth

The Central-East Europe segment remained on its steady growth course during the first six months of 2004. This business unit generated 28% of Group revenues and an impressive 36% of Group EBITDA. First signs of recovery in the global economy had an added positive impact across Central and Eastern Europe. In total, economic development in this region continues to outpace Western Europe.

Good development in Czech Republic and Poland

Revenues in Central-East Europe rose 18% to € 231.7 million, whereby increases were registered in all countries with the exception of Slovakia, Croatia and Bosnia. The Czech Republic showed solid growth due to an active housing market, and revenues in Poland rose sharply because of purchases made in advance of a May 1 increase in VAT on building materials. Developments in Croatia were influenced by intense competition for market share.

Semmelrock continues expansion

Semmelrock reported moderate growth in revenues on the sale of concrete pavers for the first six months, even though the long winter in Austria delayed the start of the construction season and in spite of the aggressive price strategy followed by smaller suppliers. The company continued its expansion in Eastern Europe with the acquisition of a plant in Gliwice (Poland). Bramac was able to successfully use its strong positions on concrete roof tile markets in Eastern Europe to further increase revenues, and continued its growth course with the start-up of a new plant in Romania.

Full use of capacity

EBITDA reported by the Central-East Europe segment rose 25% to €66.3 million. Plant capacity was fully utilized in all countries, including Austria. This full use of production facilities combined with price increases and significantly higher sales volumes on key markets in Hungary, the Czech Republic and Poland led to a high EBITDA margin of 28.6% (2003: 27.1%). Low earnings were only reported in Romania, due to the start of operations at the new plant.

East Europe, market of the future

Central-East Europe remains the most important growth region for Wienerberger, and we intend to use our strong market positions as a base to further expand our activities. For the 2004 business year we expect a satisfactory development of earnings. However, we will most likely be unable to maintain the pace of growth recorded during the first six months because a slow-down of the market is expected in Hungary and residential construction in Poland is forecasted to stagnate at a low level following the VAT increase on building materials.

Central-East Europe		1-6/2003	1-6/2004	Chg. in %
Revenues	*in € mill.*	195.6	231.7	+18
EBITDA	*in € mill.*	53.1	66.3	+25
EBIT	*in € mill.*	34.0	47.6	+40
Capex and acquisitions	*in € mill.*	55.4	69.9	+26
Capital employed	*in € mill.*	342.7	396.6	+16
Employees		3,917	4,695	+20
Sales volumes of hollow bricks	*in mill. NF*	1,527.7	1,692.9	+11
Sales volumes of concrete pavers	*in mill. m²*	1.7	1.6	-6
Sales volumes of clay roof tiles	*in mill. m²*	0.7	1.3	+86
Sales volumes of concrete roof tiles[1]	*in mill. m²*	7.7	8.2	+6

1) Sales volumes are not proportional (50%), but are shown at 100%.